EXHIBIT 99.2
















                         BELL CANADA INTERNATIONAL INC.

                               2002 ANNUAL REPORT

M e s s a g e    t o    S h a r e h o l d e r s


2002
was a very difficult year for BCI and its shareholders, with a collapse in the value of international telecommunications assets and the corresponding collapse in the value of BCI's common shares. In addition, we initiated a court-supervised process to monetize BCI's remaining assets, settle all outstanding claims, distribute net proceeds to shareholders and eventually dissolve the corporation.

In my message to you last year, I reported that BCI had just completed a series of recapitalization transactions to help the company meet its short term funding requirements to March 2003. I stated that our sole remaining continuing operation, Telecom Americas, had been reorganized into a company focused exclusively on the provision of mobile wireless communications services in Brazil. I further noted that both BCI and Telecom Americas continued to face some significant financial challenges.

Shortly thereafter, Telecom Americas' short-term funding requirements increased substantially with the unexpected demand of bank lenders for an immediate and substantial reduction in Telecom Americas' short-term debt following a major default by another leading Brazilian telecommunications company. Given BCI's own limited financial resources, we faced the prospect of a significant dilution of our interest in Telecom Americas due to the inability of BCI to provide additional funding to meet its share of this sudden and severe liquidity crisis in Brazil. As a result, BCI determined that its best course of action was to negotiate a sale of its interest in Telecom Americas. In June, BCI reached an agreement to sell its interest in Telecom Americas to our partner, America Movil, for US$366 million.

As a result of the decision to sell BCI's only continuing operation, and considering the significant litigation against BCI by certain former holders of its convertible debentures and by a common shareholder arising from the recapitalization plan, BCI sought and obtained shareholder and noteholder approval to proceed with a Plan of Arrangement, the court-supervised process noted above. The Plan of Arrangement allows BCI, with the assistance of a monitor and subject to court approval, to establish a process for the expeditious identification and settlement of all claims against BCI, in order to allow the corporation to distribute net proceeds to shareholders at the earliest possible date. In late 2002, the court approved a claims identification process that BCI expects to be completed during 2003. BCI also expects that during 2003, the court will establish a timetable for the hearing and resolution of litigation and other claims against BCI.

Under the Plan of Arrangement, BCI also continues to pursue the monetization of its remaining assets.

o On March 3, 2003, BCI received the final proceeds of US$ 170 million from the sale of its interest in Telecom Americas.

o On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by approximately US$400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating. In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive approximately US$2.7 million in cash, notes payable of US$12.9 million and a reduction in its equity ownership in Axtel to 1.5% on a fully diluted basis.

o Canbras Communications Corp., in which BCI holds a 75.6% interest, has engaged a financial advisor to conduct a process aimed at gauging potential interest of third parties in acquiring Canbras or its broadband communications operations in Brazil. In 2002, Canbras' revenues were $62 million, an increase of $6 million, or 11%, relative to 2001. This growth was achieved despite a devaluation in the Brazilian real compared to the Canadian dollar of 20%. EBITDA in 2002 was $12 million up from nil in 2001. Despite these positive operating results, the sale process of Canbras could be adversely affected by the continuing difficult market conditions in Brazil and elsewhere, as well the significant liquidity challenges currently facing Canbras.

Many shareholders have inquired about the amount and timing of a distribution that they could expect to receive from BCI. With respect to "how much", I encourage you to read the management's discussion & analysis and financial statements included in this Annual Report. You will find a thorough discussion of the factors affecting the net proceeds that may be available for distribution. With respect to "when", BCI expects that a preliminary distribution to shareholders may be possible in the second half of 2004. This timing is dependent on the resolution of BCI's major contingent liabilities, in particular the class action lawsuits by certain former holders of the convertible debentures and by a common shareholder. However, various factors such as appeals of court decisions could delay this timing by several months. I can assure all stakeholders of BCI that the corporation is working diligently to expedite this process.

I would like to thank the employees of BCI for their dedication, hard work and professionalism in very difficult circumstances.




Sincerely,




(Signed) William D. Anderson


William D. Anderson
Chairman and Chief Executive Officer

M a n a g e m e n t ' s   D i s c u s s i o n   &   A n a l y s i s



This management's discussion and analysis of financial condition and results of operations ("MD&A") for Bell Canada International Inc. ("BCI" or the "Corporation") for the year 2002 should be read in conjunction with BCI's audited consolidated financial statements for the year ended December 31, 2002 including related notes thereto.

Any reference in this MD&A to EBITDA means earnings from continuing operations before interest, taxes, depreciation and amortization. EBITDA is a widely used measure of cash operating earnings before financing charges and income taxes. EBITDA does not have any standardized meaning prescribed by generally accepted accounting principles.

Certain sections of this MD&A contain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause actual results and consequences to differ materially from those contemplated by the forward-looking statements.

Overview

BCI is operating under a plan of arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which it intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Although BCI estimates that a preliminary distribution to shareholders could be made in the second half of 2004, such distribution may be delayed (see Risk Factors - Timing of Distributions and Completion of the Plan of Arrangement).

Under the Plan of Arrangement, the operations of the Corporation consist solely of executing the steps contemplated in the Plan of Arrangement (see note 1 to the financial statements) with the assistance of a court-appointed monitor (the "Monitor").

Following the agreement announced on June 3, 2002 whereby BCI agreed to sell its interest in Telecom Americas Ltd. ("Telecom Americas") (see note 7 to the financial statements), since July 1, 2002 the consolidated statements of earnings and cash flows of BCI have reflected only its activities as a holding company.

Accordingly, in order to provide relevant information, this MD&A focuses principally on an analysis of BCI's balance sheet presented in the form of a statement of net assets at December 31, 2002, and discussion of the possible future events and contingencies that could cause net assets to change and consequently affect the amounts which would be available for distribution to shareholders.

A review of the consolidated results of operations of BCI for 2002 compared to 2001 and for 2001 compared to 2000 is included in this MD&A for statutory reporting purposes only.

Statement of Net Assets

The following table summarizes the consolidated balance sheet of the Corporation as at December 31, 2002 in the form of a statement of net assets. The only difference between the consolidated balance sheet and the statement of net assets is the inclusion of estimated future costs of $42.5 million until December 31, 2004 (being the end of the six-month period during which the Corporation estimates it may be in a position to make a preliminary distribution to shareholders).

                     S t a t e m e n t   o f   N e t   A s s e t s
 -------------------------------------------------------------------------------
 As at December 31, 2002
 (in thousands of Canadian dollars)

 Assets
 Cash and cash equivalents                                          $   2,617
 Temporary investments                                                146,488
 Note receivable                                                      268,532
 Other current assets                                                   2,877
                                                             ------------------
    Total current assets                                              420,514

 Long-term investments                                                 25,000
 Deferred charges and net fixed assets                                  1,718
                                                             ------------------
    Total assets                                                      447,232
                                                             ------------------

 Liabilities
 Accounts payable and accrued liabilities                              23,304

 Debt due September 29, 2004                                          160,000
                                                             ------------------
    Total liabilities                                                 183,304
                                                             ------------------

 Net assets as at December 31, 2002                                   263,928

 Estimated future costs until December 31, 2004                        42,500
                                                             ==================
 Estimated future net assets as at December 31, 2004 (1)           $  221,428
                                                             ==================

 (1)   Before  contingencies - see note 25 to the financial statements

The accompanying audited consolidated financial statements which form the basis of the summarized statement of net assets shown above, have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

The principal current assets of the Corporation as at December 31, 2002 were cash and temporary investments and a note receivable for US$170 million from America Movil ("AMX Note") which was repaid in cash on March 3, 2003. (see note 31 to the financial statements).

As at December 31, 2002, the Corporation's investments in Axtel S.A. de C.V. ("Axtel") and Canbras Communications Corp. ("Canbras") were recorded at their aggregate net realizable value of $25 million. During the course of 2002, the Corporation recorded the following write-downs of these investments: at June 30, 2002, an aggregate amount of $108.6 million; and, at December 31, 2002, a further aggregate amount of $71.6 million.

Accounts payable and accrued liabilities of $23.3 million are primarily comprised of employee-related accruals, such as pension and severance costs, typical of a company in a wind-down process, as well as accrued interest on long-term debt and accounts payable and other accruals.

The Corporation's long-term debt of $160 million is comprised of the 11% Senior Unsecured Notes due September 29, 2004. Subject to the approval of the Court, and subject to the terms and conditions of their governing indenture, the notes could be redeemed prior to their stated maturity date. (See note 14a) to the financial statements).

The expected future costs from January 1, 2003 until December 31, 2004, shown in the statement of net assets, include estimated operating costs of approximately $20.2 million, interest expense on the 11% Senior Unsecured Notes of approximately $32.2 million, estimated interest income on cash balances of approximately $19.2 million and foreign exchange losses (including net foreign exchange losses on the AMX Note until March 3, 2003) of approximately $9.3 million.

In accordance with Canadian GAAP, contingent liabilities are not included on a balance sheet unless the event giving rise to the liability is likely and the amount of the liability can be reasonably estimated. BCI has several such contingent liabilities, which are described in note 25 to the financial statements.

In light of the foregoing, there are certain possible future events and circumstances that may result in changes to BCI's balance sheet and the statement of net assets after December 31, 2002 and consequently in the amounts which will be available for distribution to BCI's shareholders. The following is a discussion of such possible future events and circumstances.

1)       Realization of investments in Axtel and Canbras

         As at December 31, 2002, the investments in Axtel and Canbras were carried at their estimated aggregate net realizable value of $25 million.

         The aggregate amount that BCI may actually realize upon disposition of these investments may be more or less than this amount.

         Axtel

         On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$400 million. These restructuring transactions include a capital call on shareholders, in which BCI is not participating, which will result in a reduction of BCI's equity interest in Axtel to 1.5%.

         In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive at closing approximately US$2.7 million in cash and non-interest bearing notes with a total face value of approximately US$12.9 million

         Approximately US$3.5 million of the notes will be payable in installments on June 30, September 30 and December 31 of 2003 and will be recorded at a fair value equal to their face value. Approximately US$9.4 million of the notes will be payable in the second quarter of 2006 and will be recorded at zero fair value. BCI's residual equity interest in Axtel will also be recorded at zero fair value.

         Canbras

         Following BCI's announcement early in 2002 of its intention to dispose of its interest in Canbras, Canbras, with the assistance of its financial advisor, commenced a process aimed at gauging potential interest by third parties in acquiring all of Canbras' broadband communications businesses in Brazil.

         In 2002, Canbras' revenues were $62 million, an increase of $6 million, or 11%, relative to 2001. This growth was achieved despite a devaluation in the Brazilian real compared to the Canadian dollar of 20%. EBITDA in 2002 was $12 million up from nil in 2001.

          As at December 31, 2002, Canbras had US$18.5 million (approximately $29 million) of debt outstanding under a credit facility with several financial institutions. Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $14.6 million) in principal repayment obligations due in May 2003, and Canbras faces the possibility of a payment default which could result in an acceleration of the entire amount of indebtedness under the facility. In addition, Canbras does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004. Canbras' sale process may be negatively affected by this liquidity situation.

         If a favourable outcome is achieved with respect to Canbras' obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further investments in Canbras. Whether or not BCI makes such investments may affect the value that BCI will realize upon the ultimate disposition of its interest in Canbras. Any decisions BCI takes with regard to further investments in Canbras will be subject to the Monitor's review and Court approval.

2) Class Action Proceeding against the Corporation on behalf of former debenture holders

         As explained in note 25c) to the financial statements, the Corporation, its directors, and BCI's majority shareholder, BCE Inc. ("BCE"), are defendants in a class action proceeding seeking $250 million in damages on behalf of certain former holders of 6.75% convertible unsecured subordinated debentures in connection with BCI's recapitalization plan. The Corporation believes that the allegations in the class action are without merit and intends to vigorously defend its position. As a result, no provision has been included in the financial statements.

3) Lawsuit against the Corporation on behalf of common shareholders

         As explained in note 25d) to the financial statements, the Corporation and BCE are also defendants in a proposed class action proceeding seeking $1 billion in damages on behalf of certain former common shareholders.

         BCI believes the allegations in the lawsuit are without merit and intends to take all appropriate actions, including contesting the plaintiff's application to have the lawsuit certified as a class action, to vigorously defend its position. As a result, no provision has been included in the financial statements.

4) Threatened Legal Proceedings by La Caisse de depot et placement du Quebec ("CDP")

         As described in note 25e) to the financial statements, CDP which held approximately $141 million of BCI's 6.5% and 6.75% convertible unsecured debentures has threatened to institute legal proceedings in connection with BCI's recapitalization plan. The Corporation is unable to ascertain the potential financial impact of this matter and no provision has been included in the financial statements.

5)       Comcel VOIP litigation

         As described in note 25b) to the financial statements, BCI has indemnified Comcel in connection with litigation claiming damages of approximately US$70 million relating to Comcel's provision of VOIP service between December 1998 and September 1999. Comcel believes that the claims lack an evidentiary basis and is vigorously defending itself in this litigation. As a result, BCI has not included any provision for its indemnity of Comcel in the financial statements.

6)       Vesper Guarantees

         As described in note 25a) to the financial statements, in 2001 BCI entered into agreements with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the debt of the Vespers outstanding with such banks. Twenty-five percent of the debt matures in November 2004 and seventy-five percent of the debt matures in November 2005. The debt is principally denominated in Brazilian reais, however BCI's exposure is capped at a maximum amount of US$32.3 million.

         In January 2003, the Vespers prepaid a portion of the debt and following such prepayment, BCI's exposure was approximately US$20.8 million (based on an exchange rate of R$3.36 to US$1.00 at that date). BCI's guarantee exposure will fluctuate if there are further reductions in the debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

         The Corporation currently believes that the Vespers will be able to meet their debt obligations. As a result, no provision for the Vesper guarantees has been included in the financial statements.

7)       Realization of AMX Note and Foreign Currency Option

         As described in note 7 to the financial statements, BCI held a foreign currency option ("FX Option") to ensure that the proceeds from the US$170 million AMX Note would be converted into Canadian dollars at an exchange rate of not less than $1.5530, equivalent to proceeds of approximately $264 million.

         As at December 31, 2002, the AMX Note was translated into Canadian dollars at the year-end exchange rate resulting in a carrying value of approximately $268.5 million. The FX Option was included in other current assets at its year-end fair value of $1.2 million.

         Between December 31, 2002 and March 3, 2003 when the AMX Note was repaid in cash, the US dollar weakened considerably from an exchange rate of $1.5796 per US$1.00 to $1.4846. Had the FX Option not been in place, the proceeds from the AMX Note would have been $252.4 million and BCI would have experienced a foreign exchange loss since December 31, 2002 of approximately $16.1 million.

         However, the FX Option was exercised on March 4, 2003. This limited the foreign exchange loss since December 31, 2002 to $5.7 million and ensured that BCI realized net proceeds from the AMX Note of approximately $264 million.

8)       Monetization of Tax Losses

         As described in note 22 to the financial statements, as at December 31, 2002 BCI had Canadian non-capital losses of approximately $450 million and capital losses of approximately $54 million, the benefit of which has not been recognized in the financial statements. The precise amount of such losses is subject to normal review and audit by federal and provincial tax authorities.

         Because of its lack of significant sources of taxable income, it is reasonable to conclude that the benefit of the non-capital losses cannot be realized directly by BCI but may, subject to the provisions of the Income Tax Act, be realized by means of possible transactions involving other non-related corporations or BCI's controlling shareholder, BCE, or any of BCE's subsidiaries.

         While BCI intends to explore all avenues to monetize its non-capital losses in order to create additional value for BCI's shareholders, there is no certainty that such a possible transaction can be completed. In addition, such transactions typically involve a substantial discount to the value of such losses calculated based on statutory tax rates. At this time, it is not possible to estimate either the likelihood, the amount or the timing of any benefit that might be realized.

         BCI does not believe it can realize any benefit from its capital losses.

Accounting Changes adopted in 2002

Retroactive Restatement of Prior Period - Foreign Currency Translation
Effective January 1, 2002, the Corporation adopted the amended accounting recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1650, "Foreign Currency Translation" which require that, effective January 1, 2002, all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These changes were applied retroactively with restatement of prior periods.

Goodwill and Other Intangible Assets
The CICA Handbook Section 3062, "Goodwill and Other Intangible Assets", requires that goodwill and other intangible assets with an indefinite life are no longer amortized to earnings but are subject to an annual impairment test.

The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with CICA provisions, $732.4 million was charged to opening deficit.

For the years ended December 31, 2001 and 2000, goodwill amortization amounted to $71.0 million and $4.0 million respectively. Prior period earnings have not been restated to reflect the non-amortization of goodwill.

Results of Operations for 2002

In the first quarter of 2002, BCI completed a series of transactions designed to meet its short term funding requirements to March 2003. However in the second quarter of 2002, a major default by another leading Brazilian telecommunications company together with growing economic uncertainties in Brazil caused Telecom Americas' bank lenders to demand immediate and substantial reductions in Telecom Americas' short-term debt. Given BCI's inability to contribute additional funding to Telecom Americas and facing significant dilution in its interest, BCI determined that its best course of action was to negotiate a sale of its interest in Telecom Americas.

For the period from January 1, 2002 until June 30, 2002, the consolidated statements of earnings and cash flows of BCI primarily reflected its proportionately consolidated 42% interest in Telecom Americas. From July 1, 2002, following the sale of BCI's interest in Telecom Americas, the consolidated statements of earnings and cash flows have reflected only the activities of BCI as a holding company.

With the reduction in the scope of its activities, BCI reduced its staff level from 38 at the end of 2001 to 23 at the end of 2002 and reduced total head office operating costs from approximately $28 million for 2001 to approximately $16 million for 2002.

The table below presents the Corporation's long-term investments as at December 31, 2002. Prior to the sale of Telecom Americas, Axtel and Canbras were treated as discontinued operations. With the adoption of the Plan of Arrangement and the sale of Telecom Americas, BCI had no further continuing operations and hence Axtel and Canbras were reclassified in the balance sheet from a line-by-line disclosure as discontinued operations to a one-line disclosure as long-term investments. Subsequent to this reclassification, any reduction in the estimated net realizable value of these investments was included in the statement of earnings as a loss on investment and not within discontinued operations.

                                                     Equity (1)
                                                     (2)            Total
 Company (Country)                Operations         Interest       Subscribers
 --------------------------- ---------------------- ------------- -------------

 Canbras  (Brazil)           Broadband Cable & ISP       75.6%         191,443
 Axtel  (Mexico)             Fixed Wireless              27.7% (3)     295,141

 (1) Figures represent, as at December 31, 2002, BCI's economic interests in the companies listed.
 (2) Excludes investments previously written off:
     Vespers - 1.4% (fully diluted) and Genesis - 49.9%.
 (3) As of January 1, 2003, pursuant to an existing shareholders' agreement, BCI acquired shares in Axtel for no consideration increasing its interest in Axtel to 30.0%.


Revenues
In 2001 and until June 30, 2002, the Corporation's revenues were generated primarily from Brazilian mobile wireless operations held through Telecom Americas. These revenues consist of service revenues which are a function of (i) the size of the subscriber base; (ii) the monthly fee charged to subscribers for access to the network; (iii) the airtime charged per minute of usage; and (iv) the actual minutes of airtime used by subscribers. Other sources of revenue include equipment sales (principally handsets), charges for roaming, and value-added services (such as voice mail, call waiting, call forwarding and short message services).

Operating Costs
Operating costs during this same period were comprised of three components: (i) cost of sales; (ii) selling, general and administrative expenses; and (iii) depreciation and amortization. Cost of sales include the cost of equipment sold, interconnection charges, spectrum usage fees, roaming and other charges. Selling, general and administrative expenses include selling and marketing expenses, and general and corporate expenses. Depreciation and amortization include amortization of licenses and depreciation of the cost of the network.

Comparison of 2002 with 2001

Revenues for the year ended December 31, 2002 were $231.6 million compared to $373.9 million for 2001, representing a decrease of $142.3 million. EBITDA for the year ended December 31, 2002 was $52.2 million compared to $57.6 million, representing a decrease of $5.4 million. The net loss from continuing operations for the year ended December 31, 2002 was $612.4 million compared to a loss of $525.5 million. Net earnings applicable to common shares for the year ended December 31, 2002 were $36.8 million as compared to a loss of $333.6 million.

The lower revenues, EBITDA and net loss from continuing operations for 2002 compared to 2001 were mainly due to the sale of Telecom Americas resulting in the exclusion of results of the Brazilian mobile wireless operations from June 3, 2002 onwards.

Included in income from continuing operations for the year ended December 31, 2002 was a loss on investments of $412.2 million compared to a loss of $157.6 million for the previous year. The higher loss in 2002 was mainly due to the loss on the disposition of Telecom Americas. The 2002 loss included a $339.3 million loss on the Telecom Americas sale and an additional aggregate $71.6 million write-down of the investments in Canbras and Axtel, whereas the 2001 loss included a $149.1 million provision related to a put option granted in 1998 to an investor in Comcel ("Put Option") (see note 17 to the financial statements) and a $56.9 million loss on the sale of SK Telecom shares, received as part of the consideration for the sale of BCI's interest in Hansol, partially offset by a $41.2 million dilution gain arising from the reduction of BCI's interest in Telecom Americas at the end of June 2001.

Income from discontinued operations for the year ended December 31, 2002 was $652.4 million compared to $220.0 million for 2001. Income from discontinued operations for 2002 included a $692.2 million gain on the Reorganization of Telecom Americas (see note 1 to the financial statements), a $108.6 million aggregate write-down of the investments in Axtel and Canbras and a loss of $15.9 million on the write-off of deferred charge associated with the Put Option, offset by a $79.7 million reversal of future income tax liabilities. Net income from discontinued operations for 2001 included a $502.1 million gain on the sale of KG Telecom, partially offset by a $86.5 million write-off of the Vespers as well as losses from operations of Comcel, the Vespers, Axtel, Canbras and Genesis.

Comparison of 2001 with 2000

At various times during 2001, the Corporation operated in six business segments (the five segments listed in the table below as well as the Asia Mobile segment) organized on the basis of geographic area and type of service. Four of these business segments were operated through Telecom Americas. As at December 31, 2001, Brazil Mobile was the only business segment of Telecom Americas constituting continuing operations of the Corporation. At such date, the companies comprising this business segment served 4.3 million subscribers. The table below presents the Corporation's principal operations as at December 31, 2001 along with the accounting treatment for such operations at that date:

                                                               Equity(1)(2)   Total
Company (Country)                       Operations             Interest     Subscribers    Accounting Treatment(3)


TELECOM AMERICAS                                               41.7%                       Proportionate Consolidation



CONTINUING OPERATIONS
Brazil Mobile
ATL (Brazil)                            Cellular               59.0%        1,916,581      Consolidation
Tess (Brazil)                           Cellular               100.0%       1,032,026      Consolidation
Telet (Brazil)                          Cellular               77.6%        783,230        Consolidation
Americel (Brazil)                       Cellular               76.7%        600,461        Consolidation
                                                                            4,332,298
DISCONTINUED OPERATIONS
Brazil Broadband
Canbras (Brazil)                        Broadband Cable & ISP  75.6%                       Discontinued Operations

Spanish Americas Broadband
Genesis (Venezuela)                     LMDS                   59.1%                       Discontinued Operations
Techtel (Argentina)                     Broadband,             60.0%                       Discontinued Operations
                                        Long Distance Carrier
Spanish Americas Mobile
Comcel (Colombia)                       Cellular               77.1%                       Discontinued Operations
LATIN AMERICA Competitive Local
Exchange Carrier ("CLEC")
Axtel (Mexico)                          Fixed Wireless         27.7%                       Discontinued Operations

(1) Figures represent, as at December 31, 2001, BCI's economic interests in the companies listed except for the operating companies of Telecom Americas which represent Telecom Americas' economic interests.
(2) Excludes BCI's discontinued operations previously sold or written-off: KG Telecom, Hansol, and the Vespers.
(3) Represents BCI's accounting treatment for the companies listed except for the operating companies of Telecom Americas which represents Telecom Americas' accounting treatment.

Revenues for the year ended December 31, 2001 were $373.9 million compared to $74.9 million as reported for 2000, representing an increase of $299.0 million. EBITDA for the year ended December 31, 2001 were $57.6 million compared to negative $45.4 million, representing an increase of $103.0 million. The net loss from continuing operations for the year ended December 31, 2001 was $525.5 million compared to a loss of $224.2 million. Net loss applicable to common shares for the year ended December 31, 2001 was $333.6 million as compared to earnings of $156.0 million.

The higher revenues, EBITDA and net loss from continuing operations, for the year ended December 31, 2001 compared to the previous year, were mainly due to the inclusion of full year results of ATL, which was contributed to Telecom Americas in the fourth quarter of 2000; Tess, which was acquired by Telecom Americas at the beginning of the second quarter of 2001; as well as an increased effective economic interest in Americel and Telet in 2001.

Included in income from continuing operations for the year ended 2001 was a loss on investments of $157.6 million compared to a loss of $105.2 million for 2000. The 2001 loss included a $149.1 million provision related to the Put Option granted in 1998 to an investor in Comcel (see note 17 to the financial statements) and a $56.9 million loss on the sale of SK Telecom shares, received as part of the consideration for the sale of BCI's interest in Hansol, partially offset by a $41.2 million dilution gain arising from the reduction of BCI's interest in Telecom Americas at the end of June 2001. The 2000 loss mainly consisted of a write down of SK Telecom shares.

Net income from discontinued operations for the year ended December 31, 2001 was $220.0 million compared to $407.7 million for 2000. Net income from discontinued operations for 2001 included a $502.1 million gain on the sale of KG Telecom, partially offset by a $86.5 million write-off of the Vespers as well as losses from operations of Comcel, the Vespers, Axtel, Canbras and Genesis. Net income from discontinued operations for 2000 included a gain of $1,066.8 million from the sale of BCI's interest in Hansol offset by losses from the operations of Comcel, the Vespers, Axtel, Canbras and Genesis and Hansol.

Differences between Canadian and United States GAAP

The accompanying financial statements have been prepared in accordance with Canadian GAAP which differs in certain respects from United States ("US") GAAP as described in note 29 to the financial statements.

Under US GAAP, by adopting a Plan of Arrangement, as of July 1, 2002 a liquidation basis of accounting is prescribed for BCI. Under such basis of accounting, BCI is required to consolidate its interest in Canbras and to equity account for its interest in Axtel. In addition, BCI is required to provide for estimated future costs until the expected liquidation date. Also, under such basis of accounting, financial statements are comprised of a statement of net assets and a statement of changes in net assets from July 1, 2002 instead of a balance sheet and a statement of earnings respectively.

Except for the provision for future costs, the financial position at December 31, 2002 under US GAAP is not different than under Canadian GAAP.

Risk Factors

The following are major risk factors facing the Corporation. Certain of these risk factors are also discussed in this MD&A under "Statement of Net Assets".

Timing of Distributions and Completion of the Plan of Arrangement
While BCI estimates that a preliminary distribution to shareholders may be possible in the second half of 2004, this timing is dependent upon the resolution of BCI's contingent liabilities, in particular, outstanding and threatened litigation against BCI (as described below under "Litigation-Debentureholders Class Action", "Litigation-Shareholders Class Action" and "Threatened Litigation"). This timing may also be affected by various other factors, such as appeals of court decisions in these litigations, which could delay this timing by several months or more.

In addition, the timing of the completion of the steps of BCI's Plan of Arrangement are also dependent upon the resolution of other known or unknown claims which may be asserted against BCI and which BCI may contest. A claims identification procedure has been established by order of the Court which provides for a three-month period (four months in the case of tax claims) in which potential claims against BCI are to be identified. However, this period does not commence until after the Court's decision with respect to whether or not the lawsuit filed by a BCI common shareholder on behalf of all persons who owned BCI common shares on December 3, 2001 should be certified as a class action. Although there can be no certainty, BCI anticipates a Court decision in that regard will be made in the second quarter of 2003. Following the identification period for claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims. BCI can give no assurances as to the length of time that may be necessary to conclude these steps.

Litigation - Debentureholders Class Action
On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures, seeking the Court's approval to proceed by way of class action on behalf of all holders of the 6.75% debentures on December 3, 2001. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's recapitalization plan. In accordance with an agreement reached among the parties to this lawsuit in December 2002, the Court ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action and BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding. In the event that BCI is not successful in its defense of the class-action lawsuit, BCI's insurers have indicated that this claim will not be covered by BCI's existing insurance policies. BCI has indicated that it disagrees with this interpretation and has reserved its rights to contest such interpretation at a later date.

Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense. Furthermore, regardless of the outcome with respect to the Corporation, BCI has indemnification arrangements in place with its directors and will therefore bear the cost of damages in the event, and to the extent, that the claim is successful against BCI's directors.

Litigation - Shareholders Class Action
On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE in connection with the issuance of BCI common shares on February 15, 2002 pursuant to BCI's recapitalization plan and the implementation of the Plan of Arrangement. BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including actively contesting the certification of the lawsuit as a class action, to vigorously defend its position.

Although BCI is confident that the allegations are without merit, there can be no assurance that BCI will be successful in its defense, either in contesting the certification of the lawsuit as a class action, or ultimately (if necessary) on the merits of the lawsuit. In the event that BCI is not successful in its defense of the lawsuit, there is no guarantee that BCI's insurers will agree that the claim is covered by BCI's existing insurance policies.

Threatened Litigation
CDP which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the recapitalization plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP. BCI believes the allegations are without merit. In the event that litigation is commenced, or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position, although there can be no assurance that BCI would be successful in defending such an action.

Litigation - Comcel VOIP Indemnification
Pursuant to the the Telecom Americas Reorganization in February 2002, which included the transfer of Comcel from Telecom Americas to America Movil or its affiliates, BCI agreed to indemnify Comcel for certain amounts (the details of which are set out below) to the extent Comcel is required to pay damages as a result of litigation, involving claims of approximately US$70 million, in respect of the provision by Comcel, between December 1998 and September 1999, of long distance services through voice-over internet protocol. BCI has agreed (i) that BCI shall indemnify Comcel for the initial US$5 million of damages; (ii) Comcel shall be responsible for damages in excess of US$5 million up to and including US$7.5 million; and (iii) BCI shall indemnify Comcel for any damages in excess of US$7.5 million. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis. However, there can be no assurance that Comcel will be successful in its defense.

Realization of notes received in connection with Axtel's restructuring and remaining equity interest
In connection with the Axtel restructuring, BCI will receive a promissory note in an aggregate amount of US$3.5 million, due in installments in June, September and December of 2003, as well as a promissory note due in the second quarter of 2006 in the amount of US$9.4 million. There can be no assurance that BCI will receive payment of these notes receivable from Axtel.

With respect to BCI's remaining 1.5% equity interest in Axtel, BCI will not retain any material influence or control over the affairs of Axtel, and there can be no assurance that BCI will be able to realize any value for this remaining investment.

Realization of the estimated net realizable value of investment in Canbras
There can be no assurance that BCI will recover its estimated net realizable value of its investment in Canbras. Management's best estimate of net realizable value is dependent on many factors which are outside of its control, including political and economic factors currently prevailing in Brazil, the value of the Brazilian real relative to the Canadian dollar, and the current financial situation of Canbras.

In connection with the process presently being undertaken by Canbras aimed at gauging potential interest of third parties in acquiring all of Canbras' broadband communications businesses in Brazil, there can be no assurance regarding the outcome, including whether any definitive expressions of interest or bids will be made, or if made whether any such proposals will be on terms, including price, acceptable to the board of directors of Canbras, or whether any agreement could be concluded. In addition, if any such agreement could be concluded, the closing of any such transaction would be subject to regulatory and other required approvals, including shareholder approvals. Although BCI intends to dispose of its interest in Canbras, there can be no assurance that any proposals which may be made to Canbras will be on terms that are acceptable to BCI.

As at December 31, 2002, Canbras had US$18.5 million (approximately $29 million) of debt outstanding under a credit facility with several financial institutions. Existing cash and cash generated from operations are not expected to be sufficient to meet US$9.25 million (approximately $14.6 million) in principal repayment obligations due in May 2003, and Canbras faces the possibility of a payment default which could result in an acceleration of the entire amount of indebtedness under the facility. In addition, Canbras does not expect to generate sufficient cash from operations to meet projected corporate overhead and certain other operating expenses for 2004.

As a result, Canbras is engaged in on-going discussions with its lenders with a view to refinancing or otherwise modifying the terms of its credit facility, has approved an operating budget for 2003 that reflects constrained growth and a significant price increase for cable television services and is pursuing various strategies, including new sources of financing that could allow it to achieve the necessary liquidity to continue in operation beyond 2003. There can be no assurance as to the outcome of such discussions, including whether or not, and on what terms (if any) the lenders would be willing to refinance or otherwise modify the terms of such indebtedness, and whether or not such discussions will be concluded prior to the repayment date in May 2003.

In addition, at this time, Canbras does not have any commitments with respect to such strategies or for such new financing. Further, there can be no assurance that it will be able to secure any new financing, whether from the public or private equity or debt markets, or that any such new financing (if obtained) would not have a substantial dilutive effect on the current equity interests of Canbras' shareholders.

If a favourable outcome is achieved with respect to Canbras' obligations under its credit facility, it is possible that prior to completing a disposition of its interest in Canbras, BCI may consider making further investments in Canbras. Whether or not BCI makes such investments may affect the value that BCI will realize upon the ultimate disposition of its interest in Canbras. Any decisions BCI takes with regard to further investments in Canbras will be subject to the Monitor's review and Court approval.

Cash and Cash Equivalents and Temporary Investments
After receiving payment, on March 3, 2003, of the remaining balance due under the AMX Note, BCI had over $400 million of cash and cash equivalents and temporary investments. Some of the funds will be used to pay expected future operating costs and interest expenses pending the resolution of outstanding claims against BCI prior to making distributions to shareholders. In the interim, it is BCI's intention to invest such funds in investment grade bonds and commercial paper with various maturities, not extending beyond December 31, 2004, in such a manner as to maximize BCI's interest income. There can be no assurance that one or more issuers of such bonds or commercial paper might default on such obligations.

Foreign Currency Exchange Rates
In order to offset the foreign currency risk associated with certain US dollar denominated contingent liabilities, the Corporation keeps a portion of its temporary investments denominated in US dollars. To the extent that BCI does not ultimately need these amounts to satisfy contingent liabilities, the Corporation may be exposed to exchange rate fluctuations on such temporary investments denominated in US dollars.

The Vesper Guarantees
There can be no assurance that the Vespers will have the resources needed to repay its bank debt when it becomes due. As a result, BCI may be called upon to make payments to such banks under its guarantees up to a maximum amount of US$32.3 million.

Future Costs
BCI's actual future operating costs and interest income may be materially different than those estimated in this MD&A.

Moreover, there can be no assurance that BCI will be in a position to make a preliminary distribution to its shareholders in the second half of 2004. To the extent that it is not able to do so, BCI will continue to incur such operating costs and interest income beyond such date.

Stock Exchange Delisting
The TSX has indicated to the Corporation that it will not, as a result of BCI's operating under the Plan of Arrangement, suspend trading or begin a delisting proceedings with respect to BCI's common shares. However, the TSX intends to monitor the Corporation on an ongoing basis and will determine whether to suspend trading on the common shares if either the Corporation does not meet continued listing requirements or if the continued listing of the Corporation adversely affects the quality of the TSX market. There can be no assurance that BCI will maintain its TSX listing.

In 2002, the NASDAQ National Market initiated delisting proceedings against BCI. Although NASDAQ ultimately agreed to allow BCI's common shares to remain listed on the exchange, there can be no assurance that BCI will continue to meet the NASDAQ listing requirements and that NASDAQ will not once again seek to delist BCI.

In the event that BCI's common shares were delisted from either or both of the TSX and NASDAQ, there could be a material adverse effect on the liquidity of BCI's common shares.

M a n a g e m e n t ` s   R e s p o n s i b i l i t y    f o r
F i n a n c i a l   S t a t e m e n t s

The accompanying consolidated financial statements of Bell Canada International Inc. ("BCI"), and all information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in conformity with Canadian generally accepted accounting principles. The financial statements include some amounts that are based on best estimates and judgements of management, and in their opinion present fairly BCI's financial position, results of operations and cash flows. Financial information presented elsewhere in the annual report is consistent with that in the financial statements.

Management of BCI, in furtherance of the integrity and objectivity of the financial statements, has developed and maintains a system of internal controls. Management believes the internal controls provide reasonable assurance that financial records are reliable and form a proper basis for the preparation of financial statements and that BCI's assets are properly accounted for and safeguarded. The internal control process includes management's communications to employees of policies which govern ethical business conduct.

The Board of Directors carries out its responsibility for the accompanying financial statements principally through its Audit Committee, consisting solely of outside unrelated directors. The Audit Committee reviews the Corporation's annual consolidated financial statements and other information in the annual report, and recommends their approval by the Board of Directors. The shareholders' auditors have free and independent access to the Audit Committee.

These financial statements have been audited by the shareholders' auditors, Deloitte & Touche LLP, Chartered Accountants, and their report follows.


(Signed) William D. Anderson (Signed) Howard N. Hendrick

William D. Anderson                                Howard N. Hendrick
Chairman and Chief Executive Officer               Executive Vice-President and
                                                   Chief Financial Officer


A u d i t o r ` s   R e p o r t


To the Shareholders of Bell Canada International Inc.

We have audited the consolidated balance sheets of Bell Canada International Inc. as at December 31, 2002 and 2001 and the consolidated statements of earnings, deficit and cash flows for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.

As of the date hereof, we have also reported to shareholders of Bell Canada International Inc. for the same periods referred to above in accordance with both Canadian and United States generally accepted auditing standards.


(Signed) Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants
Montreal, Canada
January 24, 2003, except Note 31, which is as of  March 27, 2003


Consolidated Balance Sheets

As at December 31,
(in thousands of Canadian dollars)
------------------------------------------------ ---------- ----- ------------ ---- ------------
                                                  Notes              2002              2001
------------------------------------------------ ---------- ----- ------------ ---- ------------

                                                                                     Restated
                                                                                     (Note 2c)
Current assets
Cash and cash equivalents                                       $       2,617      $   378,204
Temporary investments                               3                146,488                 -
Notes receivable                                    5                268,532            42,361
Accounts receivable                                 6                  1,560           162,578
Inventory                                                                  -            65,192
Prepaid expenses and other current assets                              1,317            28,522
                                                                --------------    ----------------
                                                                     420,514           676,857

Investments                                         7                 25,000                 -
Fixed assets, net                                   8                    168         1,185,460
Licenses, net                                       9                      -         1,246,233
Deferred charges                                   10                  1,550            87,863
Goodwill                                            7                      -         1,449,129
Other assets                                                               -           109,241
                                                                --------------    ----------------
                                                                $   447,232       $4,754,783
                                                                ==============    ================

Current liabilities
Short-term loan facilities                         11           $                 $   931,728
                                                                           -
Notes payable                                      12                      -           145,510
Accounts payable and accrued liabilities           13                 23,304           381,228
Long-term debt due within one year                 14                      -           661,953
                                                                --------------    ----------------
                                                                      23,304         2,120,419

Long-term debt                                     14                160,000         1,539,300
Other long-term liabilities                        16                      -            84,640
Deferred gain                                       7                      -           493,776
Future income taxes                                22                      -            79,733
                                                                --------------    ----------------
                                                                     183,304         4,317,868
                                                                --------------    ----------------
Non-controlling interest                                                   -            98,397
                                                                --------------    ----------------

Commitments and contingencies                      25

Shareholders' equity
Convertible debentures                             15                      -           436,826
Put option                                         17                      -           174,288
Stated capital                                     18                 10,000           846,101
Contributed surplus                                18              1,941,560                 -
Deficit                                                           (1,687,632)         (982,989)
Foreign currency translation adjustment                                   -           (135,708)
                                                                --------------    ----------------
                                                                     263,928           338,518
                                                                --------------    ----------------
                                                                $   447,232        $4,754,783
                                                                ==============    ================

On behalf of the Board of Directors


(Signed) H. Brian Thompson                         (Signed) William D. Anderson

H. Brian Thompson                                  William D. Anderson

C o n s o l i d a t e d   S t a t e m e n t s   o f   E a r n i n g s

Years ended  December 31,
(in thousands of Canadian dollars, except per share amounts)
------------------------------------------------------ -------- -- ---------------- -- ----------------- -- --------------
                                                        Notes           2002                 2001               2000
------------------------------------------------------ -------- -- ---------------- -- ----------------- -- --------------

                                                                                         Restated             Restated
                                                                                        (Note 2c)            (Note 2c)
Revenues                                                            $    231,639         $   373,929         $   74,871

Cost of sales                                                            101,472             176,987             48,837
Selling, general and administrative expenses                              77,993             139,316             71,384
Depreciation and amortization                                             72,885             192,782             26,455
                                                                   ----------------    -----------------    --------------

Operating loss from continuing operations                                (20,711)           (135,156)           (71,805)

Foreign exchange gain (loss)                                             (64,504)            (69,532)            40,162
Interest expense                                          19            (121,900)           (228,387)           (93,246)
Loss on investments                                       20            (412,226)           (157,626)          (105,175)
Other income                                              21               1,714              40,671              6,647
                                                                   ----------------    -----------------    --------------
Loss from continuing operations before
  non-controlling interest                                              (617,627)           (550,030)          (223,417)

Non-controlling interest                                                   5,274              24,561               (800)
                                                                   ----------------    -----------------    --------------
Net loss from continuing operations                                     (612,353)           (525,469)          (224,217)
Discontinued operations                                   4              652,374             220,022            407,703
                                                                   ----------------    -----------------    --------------
Net earnings (loss)                                                       40,021            (305,447)           183,486
Interest on convertible debentures                                        (3,233)            (28,144)           (27,483)
                                                                   ----------------    -----------------    --------------
Net earnings (loss) applicable to common shares                     $     36,788         $  (333,591)         $ 156,003
                                                                   ================    =================    ==============

Net earnings (loss) per common share - basic              18       $         1.05       $    (506.21)       $   237.09
                                                                   ================    =================    ==============
Net earnings (loss) per common share - diluted            18       $         1.05       $    (506.21)       $   225.41
                                                                   ================    =================    ==============
Net (loss) from continuing operations per common
  share - basic and diluted                               18       $      (17.51)       $    (840.08)       $  (382.52)
                                                                   ================    =================    ==============

C o n s o l i d a t e d    S t a t e m e n t s    o f    D e f i c i t

Years ended December 31,
(in thousands of Canadian dollars)
------------------------------------------------------ -------- -- ---------------- -- ----------------- -- --------------
                                                        Notes           2002                 2001               2000
------------------------------------------------------ -------- -- ---------------- -- ----------------- -- --------------
                                                                                           Restated          Restated
                                                                                           (Note 2c)         (Note 2c)
Deficit, beginning of period, as previously reported                $   (870,241)        $  (506,669)      $ (757,077)
Cumulative effect on prior years of change in accounting
policy for foreign currency
translation                               2                             (112,748)           (142,729)           (48,324)
                                                                   ----------------    ----------------    ---------------
Deficit, beginning of period, as restated                               (982,989)           (649,398)          (805,401)
Transitional goodwill impairment                          2             (732,431)                  -                 -
Net earnings (loss)                                                       40,021            (305,447)           183,486
Interest on convertible debentures                                        (3,233)            (28,144)           (27,483)
Offering costs                                            18              (9,000)                  -                -
                                                                   ----------------    ----------------    ---------------
Deficit, end of year                                               $                    $   (982,989)      $ (649,398)
                                                                     (1,687,632)
                                                                   ================    ================    ===============

C o n s o l i d a t e d   S t a t e m e n t s   o f   C a s h    F l o w s

Years ended  December 31,
(in thousands of Canadian dollars)
------------------------------------------------------ -------- -- ---------------- -- ----------------- -- --------------
                                                        Notes           2002                 2001               2000
------------------------------------------------------ -------- -- ---------------- -- ----------------- -- --------------

                                                                                         Restated           Restated
                                                                                         (Note 2c)          (Note 2c)
Operations
Net loss from continuing operations                                 $ (612,353)        $ (525,469)        $ (224,217)
Items not affecting cash
  Loss on investments                                     20           412,226            157,626            105,175
  Depreciation and amortization                                         72,885            192,782             26,455
  Non-controlling interest                                              (5,274)           (24,561)               800
  Losses on foreign exchange                                            67,184             72,427             52,724
  Accreted interest on long-term debt                                   31,615             41,889              7,627
  Amortization of premium on temporary investments                         328                  -                  -
  Amortization of discount on notes                                      7,039             14,344                  -
Changes in working capital items                          23           (48,057)            42,688             56,799
                                                                   ---------------    --------------     --------------

Cash (used for) provided by continuing operations                      (74,407)           (28,274)            25,363
                                                                   ---------------    --------------     --------------

Investing activities
Notes receivable                                                       110,071            400,934             44,228
Capital expenditures                                                   (41,189)          (102,609)           (36,650)
Other long-term assets                                                  (2,440)             8,268            (48,900)
Proceeds from sale of investment in Telecom Americas                   226,187                  -                  -
Temporary investments                                                 (146,480)           211,718                  -
Effect of dilution of joint venture investee (net of cash)                   -             (4,523)                 -
Reduction in cash and cash equivalents due to
   deconsolidation of Telecom Americas                                (488,867)                 -                  -
Acquisition of subsidiaries and joint venture
  investees (net of cash)                                 7            (20,869)          (630,648)          (440,283)
                                                                   ---------------    --------------     --------------
Cash used for continuing investing activities                         (363,587)          (116,860)          (481,605)
                                                                   ---------------    --------------     --------------

Financing activities
Short-term loan facilities                                            (348,503)           387,275           (505,200)
Increase (decrease) in notes payable                                   121,351           (465,249)            55,439
Addition of long-term debt                                             177,452            265,023             16,523
Reduction of long-term debt                                           (220,887)          (241,657)           (53,955)
Issuance of common shares                                 18           440,242                565              3,853
Other long-term liabilities                               16             6,516             47,593                  -
Offering costs                                            18            (9,000)                 -                  -
Interest paid on convertible debentures                                (40,060)           (16,876)           (16,874)
Amounts distributed to non-controlling interests                             -            (13,134)                 -
                                                                   ---------------    --------------     --------------

Cash provided by (used for) continuing
  financing activities                                                 127,111            (36,460)          (500,214)
                                                                   ---------------    --------------     --------------
Foreign exchange gain (loss) on cash held in
  foreign currencies                                                   (27,567)            10,787                580
                                                                   ---------------    --------------     --------------

Cash (used for) provided by discontinued operations                    (37,137)           425,331            874,036
                                                                   ---------------    --------------     --------------
Net (derease) increase in cash and cash equivalents                   (375,587)           254,524            (81,840)
Cash and cash equivalents, beginning of year                           378,204            123,680            205,520
                                                                   ---------------    --------------     --------------

Cash and cash equivalents, end of year                             $     2,617          $ 378,204          $ 123,680
                                                                   ===============    ==============     ==============


See Note 23 for supplementary cash flow information

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s

Years ended December 31, 2002, 2001 and 2000
(all tabular amounts are in thousands of Canadian dollars, unless otherwise stated)

1.       Description of business and basis of presentation

         Bell Canada International Inc. ("BCI" or the "Corporation") is operating under a Plan of Arrangement (the "Plan of Arrangement") approved by the Ontario Superior Court of Justice (the "Court"), pursuant to which BCI intends to monetize its assets in an orderly fashion and resolve outstanding claims against it in an expeditious manner with the ultimate objective of distributing the net proceeds to its shareholders and dissolving the Corporation. Accordingly, these financial statements have been prepared on a basis which in the opinion of management provides useful and relevant information to users of BCI's financial statements. The consolidated balance sheet at December 31, 2002 reflects BCI's 75.6% interest in Canbras Communications Corp. ("Canbras") and its 27.7% interest in Axtel S.A. de C.V. ("Axtel") as long-term investments recorded at the lower of carrying value and net realizable value. BCI's 49.9% interest in Genesis Telecom C.A. ("Genesis") and its 1.4% fully diluted interest in Vesper S.A., Vesper Sao Paulo S.A. and Vento Ltda. (collectively the "Vespers") have been previously written off.

         In the first quarter of 2002, BCI completed a series of transactions designed to meet its short term funding requirements to March 2003. However in the second quarter of 2002, a major default by another leading Brazilian telecommunications company together with growing economic uncertainties in Brazil caused Telecom Americas' Ltd. ("Telecom Americas") bank lenders to demand immediate and substantial reductions in Telecom Americas' short-term debt. Given BCI's inability to contribute additional funding to Telecom Americas and facing significant dilution in its interest, BCI determined that its best course of action was to negotiate a sale of its interest in Telecom Americas.

         For the period from January 1, 2002 until June 30, 2002, the consolidated statements of earnings and cash flows of BCI primarily reflect its proportionately consolidated 42% interest in Telecom Americas. From July 1, 2002, following the sale of BCI's interest in Telecom Americas, the consolidated statements of earnings and cash flows reflect only the activities of BCI as a holding company.

         PLAN OF ARRANGEMENT
         On July 12, 2002 the shareholders and noteholders of BCI approved a Plan of Arrangement under the Canada Business Corporations Act. Court approval for the Plan of Arrangement was received on July 17, 2002.

         The principal elements of the Plan of Arrangement are as follows:

         o Performance by BCI of all its obligations pursuant to the share purchase agreement to effect the Telecom Americas disposition,

         o A share consolidation such that following the consolidation, BCI would have 40 million shares outstanding (see Note 18);

         o With the assistance of a court-appointed monitor, Ernst & Young Inc., (the "Monitor") and under the supervision of the Court, BCI's continued management of its remaining assets for purposes of disposing of such assets in an orderly manner;

         o BCI's development, with the assistance of the Monitor, of recommendations to the Court with respect to the identification of claims against BCI and a process for adjudicating and determining such claims;

1.       Description of business and basis of presentation (cont'd)

         o Following the disposition of all the assets of BCI and the determination and adjudication of all claims against BCI, the liquidation of BCI and the final distribution to BCI's shareholders with the assistance of the monitor and the approval of the Court; and

         o Following the liquidation of BCI and the final distribution to BCI's shareholders, the dissolution of BCI.

         On December 2, 2002, the Court approved a claims identification process for BCI.

         The Court also ruled on certain procedural steps with respect to the class action lawsuit filed by certain former holders of BCI's 6.75% convertible unsecured subordinated debentures (see Note 25 c). In accordance with an agreement reached between the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs also agreed to the dismissal of the class action against BMO Nesbitt Burns, Inc., one of the original defendants in the proceeding.

         The claims identification process establishes a procedure by which all claims against BCI will be identified within a specified period. This period will begin following the Court's decision with respect to the certification as a class action of the lawsuit filed by a BCI shareholder (see Note 25 d), which certification decision is expected in the second quarter of 2003. BCI intends to contest the certification of the BCI shareholder's action.

         Following the period for the identification of claims, it is expected that the Court, upon the advice of the Monitor, will make further orders with respect to the timing, determination and resolution of the identified claims.

         BCI RECAPITALIZATION

         On February 15, 2002, BCI completed a substantial portion of a Recapitalization Plan (the "Recapitalization Plan") to enable the Corporation to meet its then short-term funding obligations and avoid immediate demands for repayment of other indebtedness. The Recapitalization Plan included the following:

         o A rights offering to holders of its common shares for gross proceeds of approximately $440 million;

         o Settlement of obligations totalling approximately $478 million by the issuance of BCI common shares. These obligations included principal in the amount of $400 million owing under the Corporation's convertible unsecured subordinated debentures and principal and interest in the amount of $78 million owing to BCE Inc. ("BCE") pursuant to a convertible loan;

         o The intention to settle a put option by the issuance of BCI common shares upon receipt of the put exercise notice (see Note
               17); and

         o The amendment and restatement of BCI's existing credit facility on March 8, 2002 in the reduced amount of $230 million but with an extended maturity to March 8, 2003.

1.       Description of business and basis of presentation (cont'd)

         Proceeds of the rights offering were used to pay the accrued interest owed to holders of the convertible debentures in the amount of approximately $40 million and reduce outstanding indebtedness under the credit facility by an amount of approximately $170 million. Approximately $150 million was used to fund BCI's equity commitments to Telecom Americas, of which $120 million was used to fund a portion of the first payment due April 9, 2002 under the promissory notes issued in connection with the Tess S.A. ("Tess") acquisition (see Note 7 h) (the "Tess Notes"). The remaining proceeds were used for general corporate and investment purposes.

         TELECOM AMERICAS REORGANIZATION

         In order to address the funding requirements of Telecom Americas, on February 8, 2002, BCI concluded a reorganization (the "Reorganization") of Telecom Americas with its partners America Movil S.A. de C.V. ("America Movil") and SBC International, Inc. This resulted in Telecom Americas becoming a company focused exclusively on the provision of mobile wireless services in Brazil, with reduced consolidated indebtedness.

         The Reorganization included the following transactions:

         o Telecom Americas transferred its 77.1% indirect interest in Comunicacion Celular S.A. - Comcel S.A. ("Comcel") to America Movil;
         o America Movil transferred cash of US$80 million and its 41% indirect interest in ATL-Algar Telecom Leste S.A. ("ATL") to Telecom Americas;
         o Telecom Americas distributed its 75.6% indirect interest in Canbras to BCI;
         o Telecom Americas distributed its 59.1% interest in Genesis Telecom C.A. ("Genesis") equally to BCI and America Movil; and
         o Telecom Americas distributed its 60% indirect interest in Techtel-LMDS Comunicaciones Interativas S.A. ("Techtel") to America Movil.

2.       Summary of significant accounting policies

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         a)       INVESTMENTS
                  As a result of the adoption of the Plan of Arrangement, the operations of the Corporation are limited to the execution of the Plan of Arrangement. Accordingly, as of June 30, 2002 BCI's 75.6% interest in Canbras and its 27.7% interest in Axtel, its remaining investments as of that date, are recorded at the lower of carrying value and net realizable value. The Corporation's investments in Genesis and the Vespers were previously written off.

                  Prior to July 1, 2002, the financial statements of the entities which were controlled by the Corporation were consolidated; entities which were jointly controlled by the Corporation, referred to as joint ventures, were accounted for using the proportionate consolidation method; associated companies, which the Corporation has the ability to significantly influence, were accounted for using the equity method; investments in other companies were accounted for using the cost method.

2.       Summary of significant accounting policies (cont'd)

         b)       REVENUE RECOGNITION
                  Revenues from airtime, monthly fixed charges, prepaid cards, and cable subscriber fees were recognized when services were provided. Revenues from sales of equipment were recognized upon shipment to third party distributors or direct sales to subscribers. Activation revenues were deferred and amortized over the expected period of benefit.

         c)       TRANSLATION OF FOREIGN CURRENCIES
                  Effective January 1, 2002, the Corporation adopted the recommendations of the Canadian Institute of Chartered Accountants (the "CICA") Handbook Section 1650, "Foreign Currency Translation": The amended recommendations require that all unrealized translation gains and losses on assets and liabilities denominated in foreign currencies be included in earnings for the year, including gains and losses on long-term monetary assets and liabilities, such as long-term debt, which were previously deferred and amortized on a straight-line basis over the remaining lives of the related items. These amendments were applied retroactively with restatement of prior periods. As a result of this change in accounting policy, opening deficit at January 1, 2002, 2001 and 2000 increased by $112,748,000, $142,729,000, and $48,324,000 respectively, deferred charges decreased by $112,071,000 non-controlling interest decreased by $677,000 and net loss decreased by $29,981,000 for 2001 and net earnings decreased by $94,405,000 in 2000.

                  Assets and liabilities denominated in foreign currencies are translated at exchange rates in effect at the balance sheet dates. Revenues and expenses are translated at average exchange rates prevailing during the period.

                  Self-sustaining subsidiaries and joint venture investees whose economic activities were largely independent of the Corporation were accounted for under the current-rate method. Under this method, assets and liabilities of subsidiaries and joint venture investees denominated in a foreign currency were translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenues and expenses were translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses were accumulated and reported as foreign currency translation adjustment in shareholders' equity.

                  Subsidiaries and joint venture investees which are financially or operationally dependent on the Corporation or operate in highly inflationary environments were accounted for under the temporal method. Under this method, monetary assets and liabilities were translated at the exchange rates in effect at the balance sheet dates. Non-monetary assets and liabilities were translated at historical rates. Revenues and expenses were translated at average rates for the period. Translation exchange gains or losses of such subsidiaries and joint venture investees were reflected in net earnings.

                  The Corporation used the current-rate method of translation for all of its subsidiaries and joint venture investees except for Canbras and its subsidiaries, which was translated using the temporal method.

         d)       CASH AND CASH EQUIVALENTS
                  Cash and cash equivalents represent cash and highly-liquid investments with an initial maturity of three months or less at the date of acquisition.

2.       Summary of significant accounting policies (cont'd)

         e)       TEMPORARY INVESTMENTS
                  Temporary investments consist of investment grade bonds and commercial paper with an initial maturity date greater than three months at the date of acquisition which the Corporation intends to hold to maturity. The temporary investments are carried at cost with discounts or premiums arising on purchase amortized to maturity.

         f)       INVENTORY
                  Inventory consisted mainly of mobile telephones held for resale and was recorded at the lower of weighted average cost or market.

         g)       FIXED ASSETS
                  Fixed assets are recorded at cost and are depreciated or amortized over their expected useful lives, using principally the straight-line method. The annual depreciation and amortization rates by fixed asset category are as follows:

                     Buildings                                   20 - 25 years
                     Network equipment                            3 - 15 years
                     Office and other equipment                   2 - 10 years
                     Leasehold improvements                       5 - 10 years

                  Costs that were directly attributable to the construction of a network, including materials, direct labour, construction overhead and interest were capitalized and were included in network equipment.

         h)       LICENSES
                  Licenses were recorded at cost and were amortized over their terms ranging from 15 to 20 years using the straight-line method.

         i)       HANDSET SUBSIDIES
                  The excess of cost over the selling price of handsets was expensed upon subscriber activation.

         j)       DEFERRED CHARGES
                  Deferred charges are comprised of deferred financing costs and also previously included development costs, pre-maturity costs, deferred losses from discontinued operations.

                  Deferred financing costs at December 31, 2002, consist of unamortized costs associated with the issuance of the 11% Senior Unsecured Notes. These costs are being amortized on a straight-line basis over the five-year term of the notes.

                  Deferred development costs consisted of certain interest, operating and overhead costs incurred during the development stage. The development stage ends when the business is ready to commence commercial operations.

                  In the case of the Corporation's cable operations, upon completion of the development period, a pre-maturity period begins. Pre-maturity costs consisted of certain interest, operating and overhead costs incurred during the pre-maturity period. The pre-maturity period ends at the earlier of two years after the commencement of operations or upon obtaining a pre-determined subscriber level.

                  Deferred development and pre-maturity costs were amortized on a straight-line basis over periods not exceeding ten years commencing upon completion of the development period.

2.       Summary of significant accounting policies (cont'd)

         k)       GOODWILL AND BUSINESS COMBINATIONS
                  Goodwill represents the excess of the purchase price over the estimated fair values of the net assets of subsidiaries and joint venture investees at the dates of acquisition.

                  Effective January 1, 2002, the Corporation adopted the recommendations of the CICA; Handbook Sections 1581, "Business Combinations", and 3062 "Goodwill and Other Intangible Assets". These recommendations require that all business combinations be accounted for using the purchase method and for acquisitions completed after June 30, 2001 any resulting goodwill no longer be amortized. In addition, goodwill and intangible assets with an indefinite life is no longer amortized to earnings but is subject to an annual impairment test. The Corporation completed its goodwill impairment test as of January 1, 2002 and determined goodwill relating to its Telecom Americas reporting unit was impaired. In accordance with the transitional provisions of Section 3062, $732,431,000 was charged to opening deficit. For the years ended December 31, 2001 and 2000 goodwill amortization amounted to $71,003,000 and $3,987,000 respectively.

         l)       STOCK-BASED COMPENSATION PLANS
                  The CICA issued Handbook Section 3870, "Stock-based Compensation and other Stock-based Payments": These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services. The standard requires that compensation for all awards made to non-employees and certain awards made to employees, including stock appreciation rights, direct awards of stock and awards that call for settlement in cash or other assets, be measured and recorded in the financial statements at fair value, and encourages, but does not require, the use of the fair value method for all other types of stock-based compensation plans. This Section applies to awards granted by the Company on or after January 1, 2002.

                  The Corporation, as permitted by Handbook Section 3870, has chosen to continue to account for stock-based employee compensation using the intrinsic value method. Accordingly, compensation cost for common share options is measured as the excess, if any, of the quoted market price of the Corporation's common shares at the date of grant over the amount an employee must pay to acquire the common shares. There have been no grants of stock options on or after January 1, 2002.

                  The Corporation has three principal stock-based compensation plans, the BCI Long-Term Incentive (Stock Option) Program
                  (1997) and (2000), Performance Share Units ("PSUs") Plan and the Employee Savings Plan ("ESP").

                  A compensation expense is recognized for BCI's matching contribution under the ESP. Any consideration paid by employees on the exercise of BCI stock options or purchase of BCI stock is credited to share capital of the Corporation.

                  Certain executives and other key employees of the Corporation have been granted stock options to purchase common shares of BCE under the BCE Long-Term Incentive (Stock Option) Programs. Special Compensation Payments ("SCPs") may be attached to these options. The amount of SCP is accrued over the vesting period while rendering services at BCI.

2.       Summary of significant accounting policies (cont'd)

         m)       IMPAIRMENT OF LONG-LIVED ASSETS
                  The Corporation evaluates the carrying value of its long-lived assets on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined.

         n)       INCOME TAXES
                  Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

         o)       POSTRETIREMENT BENEFITS
                  BCI maintains non-contributory defined benefit plans that provide for pensions for substantially all its employees based on length of service and rate of pay, as well as other retirement benefits such as certain health care and life insurance benefits on retirement and various disability plans, workers' compensation and medical benefits to former or inactive employees, their beneficiaries and covered dependants after employment but before retirement, under specified circumstances.

                  BCI accrues its obligations under employee benefit plans and the related costs, net of plan assets. Pension costs and other retirement benefits earned by employees are actuarially determined using the projected benefit method pro rated on service and based on management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs. Pension plan assets are valued at fair value. The plan assets are also valued at fair value for the purpose of calculating the expected return on plan assets. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of the employees active at the date of amendment. The excess of the net actuarial gain (loss) over the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

3.       Temporary Investments

         During 2002, the Corporation purchased investment grade bonds in the amount of $42,690,000 with a face value of $41,558,000. The premium of $1,132,000 is being amortized over the remaining term to maturity. The bonds mature at varying dates from February 24, 2003 to December 1, 2003 and bear interest semi-annually at rates ranging from 5.4% to 8.55%. The effective yields on the bonds range from 2.61% to 3.49%. At December 31, 2002 the estimated fair value of the bonds amounted to $43,179,000. During 2002, the Corporation also purchased investment grade commercial paper denominated in Canadian dollars and in US dollars in the amount of $46,877,000 and $56,914,000 (US$36,243,000)
         respectively. The commercial paper matures at varying dates from January 6, 2003 to April 16, 2003. The effective yields on the commercial paper range from 2.78% to 2.94% on the Canadian dollar denominated commercial paper and from 1.54% to 1.81% on the US dollar denominated commercial paper. At December 31, 2002 the estimated fair value of the commercial paper amounted to $104,821,000.

4.       Discontinued operations

         Discontinued operations were comprised of:

         SPANISH AMERICAS MOBILE,SPANISH AMERICAS BROADBAND AND BRAZIL BROADBAND Effective December 31, 2001, the Corporation adopted a formal plan of disposal for all its operations in the Spanish Americas Mobile(Comcel), Spanish Americas Broadband (Techtel and Genesis) and Brazil Broadband (Canbras) business segments. Effective February 8, 2002, Comcel was disposed of at management's best estimate of fair value and Genesis and Techtel were written-down to fair value as part of the Reorganization. Regulatory approval for the distribution of Techtel was received during May 2002 and accordingly it was distributed in accordance with the Reorganization. As at December 31, 2002, the Corporation held an effective approximate 49.9% economic interest in Genesis which is recorded at zero fair value. As of December 31, 2002, the Corporation continues to to hold a 75.6% interest in Canbras (see Note 7).

         ASIA MOBILE
         On February 23, 2001, the Corporation sold its 20% economic interest in KG Telecommunications Co. Ltd. ("KG Telecom"), its remaining operation in its Asia Mobile business segment.

         LATIN AMERICA CLEC
         Effective March 31, 2001, the Corporation adopted a formal plan of disposal for all of its operations included in its Latin America CLEC business segment which was comprised, at the time of Axtel as well as the Vespers. On September 30, 2001, the Corporation wrote-off its investment in the Vespers resulting in a loss of $86,486,000. As at December 31, 2002, the Corporation continued to hold an approximate 1.4% fully diluted economic interest in the Vespers. As of December 31, 2002 the Corporation continued to hold a 27.7% economic interest in Axtel (see Note 7).


                                                                                  Years ended December 31
                                                                     ---------------------------------------------------
                                                                            2002              2001                2000
                                                                     ---------------    --------------     -------------
Revenues applicable to discontinued operations,
  excluded from consolidated revenues                                 $         -         $  288,752       $  790,100
-------------------------------------------------------- ------ ---- --------------- -- -------------- --- -------------
Operating loss from discontinued operations, net of                             -
  tax:                                                                                      (229,844)         (661,917)
Gain on sale of investment in KG Telecom, (net of applicable
income taxes of $44,522,000) (see Note 7d)                                      -            502,140                 -
Write-off of Vespers                                                            -            (86,486)                -
Amortization of deferred gain (see Note 7)                                      -             34,212             2,850
Net gain on Reorganization (see Note 7)                                   692,212                  -                 -
Loss on write-down of investments (see Note 7)                           (108,601)                 -                 -
Loss on write-off of deferred charge (see Note 17)                        (15,898)                 -                 -
Reversal of future income tax liabilities (a)                              79,733                  -                 -
Gain on sale of investment in Hansol (net of applicable
  income taxes of $82,186,000 (see Note 7q)                                     -                  -         1,066,770
Other                                                                       4,928                  -                 -
------------------------------------------------------- ------- ---- --------------- -- -------------- --- -------------
Net earnings (loss) from discontinued operations                      $   652,374        $   220,022        $  407,703
------------------------------------------------------- ------- ---- --------------- -- -------------- --- -------------

(a) Management believes that it is no longer necessary to maintain a provision for future income taxes of $79,733,000, originally recorded on the disposition of companies treated as discontinued operations.

Amounts related to the discontinued operations included in the consolidated balance sheets are as follows:

                                                     2002              2001
                                              ---------------    --------------

Current assets                                $                  $    133,774
                                                         -
Fixed assets, net                                        -            524,709
Licenses, net                                            -            230,060
Goodwill                                                 -            175,987
Other assets                                             -            137,729
                                              ---------------    --------------
                                                         -          1,202,259

Current liabilities                                      -            293,455
Long-term debt                                           -            579,421
Deferred gain                                            -            423,497
                                              ---------------    --------------
Total liabilities                                        -          1,296,373
                                              ---------------    --------------
Non-controlling interest                                 -             48,714
                                              ===============    ==============
                                              ---------------    --------------
Net assets (liabilities)                      $                  $   (142,828)
                                                         -
                                              ===============    ==============

Cash flows from discontinued operations are as follows:

                                                                                  Years ended December 31
                                                                     ---------------------------------------------------
                                                                            2002              2001                2000
                                                                     ---------------    --------------     -------------
Operating activities                                                 $        7,357     $   (328,076)       $ (135,715)
Investing activities                                                      (61,567)           502,262           569,834
Financing activities                                                       18,062            252,838           438,846
Foreign exchange (loss) gain on cash held in foreign currencies              (989)            (1,693)            1,071
                                                                     ---------------    --------------     -------------
Cash flows from discontinued operations                              $     (37,137)     $    425,331       $   874,036
                                                                     ===============    ==============     =============

5.       Notes receivable

                                                                                         2002              2001
                                                                                      --------------    --------------
        Amount receivable from America Movil (US$170,000,000) (see Note 7)            $    268,532      $          -
        Other third parties - bearing interest at various rates (1)                              -            42,361
                                                                                      --------------    --------------
                                                                                      $    268,532      $      42,361
                                                                                      ==============    ==============

        (1) Included in the amount is $34,786,000 which represents notes receivable from Telecom Americas net of BCI's interest in such notes.


6.       Accounts receivable

                                                   2002              2001
                                               --------------    --------------
        Third parties
            Customers                          $          -        $    135,034
            Others                                    1,989              38,272
                                               --------------    --------------
                                                      1,989           173,306
        Allowance for doubtful accounts                (429)          (10,728)
                                               --------------    --------------
        Net                                    $      1,560      $    162,578
                                               ==============    ==============


7.       Investments

         During the years ended December 31, 2002, 2001 and 2000 the Corporation completed many acquisitions and divestitures.

         The results of operations for each of the acquisitions are included in the consolidated statements of earnings as of the effective date of acquisition. Each acquisition was accounted for using the purchase method.

         2002

         As of December 31, 2002, investments are comprised of the Corporation's investments in Axtel and Canbras carried at an aggregate value of $25 million. The Corporation's investments in Vespers and Genesis have been previously written off.

         As at June 30, 2002 the Corporation recorded a $339,327,000 write-down (see Note 20) of its investment in Telecom Americas to net realizable value. On July 24, 2002, the Corporation completed the sale of its interest in Telecom Americas (see below).

         The Corporation's investments in Axtel and Canbras are recorded at the lower of carrying value and net realizable value. As at June 30, 2002, the Corporation recorded a write-down in the amount of $108,601,000 (see Note 4), included in discontinued operations. As of December 31, 2002, the Corporation's management assessed that the decline in value of its investments in Canbras and Axtel was other than a temporary decline taking into account the prevailing market conditions. As a result, the Corporation recorded an additional write-down in the amount of $71,627,000, included in loss on investments.

         Management's best estimate of the net realizable value of Canbras and Axtel is dependent on many factors, many of which are outside of its control. As a result, the actual amount BCI ultimately realizes may be materially different than the amounts at which they are currently recorded. The factors influencing management's best estimate of net realizable value include the timing of BCI's disposition of its interest in each of these companies; the political, economic and financial conditions currently prevailing in Brazil; the weakness of the Brazilian real relative to the Canadian dollar; and Axtel's debt restructuring discussions (see Note 31 b) ).

         TELECOM AMERICAS DISPOSITION
         BCI's interest in Telecom Americas was effectively reduced to 34.2% on June 3, 2002, upon the contribution of equity to Telecom Americas by America Movil. As a result, BCI ceased to jointly control Telecom Americas and accordingly, as at May 31, 2002 commencing with financial results for the month of June, ceased to account for its investment in Telecom Americas using the proportionate consolidation method and accounted for the investment at the lower of the carrying value and net realizable value.

         Pursuant to a share purchase agreement announced on June 3, 2002, BCI completed the sale of its investment in Telecom Americas on July 24, 2002 to America Movil, for approximately US$366,000,000 and realized no further gain or loss in addition to the writedown that had been recorded as at June 30, 2002.

         The principal terms of the Telecom Americas Disposition were as follows:

         o On the closing date, July 24, 2002, America Movil satisfied the purchase price with a cash payment in an amount of approximately US$146 million and, through a subsidiary, issued a US$220 million non-interest bearing unsecured promissory note due March 1, 2003 (the "AMX Note"). The AMX Note is guaranteed by America Movil and its principal operating subsidiary, Radio-movil Dipsa, S.A. de C.V. (Telcel); and

         o Release of BCI, effective as of the Closing Date, from its obligations under the Tess Notes Guarantee and the ATL Guarantee in the aggregate amount of approximately US$250 million.

         On July 25, 2002, BCI purchased a foreign currency option (the "FX Option") to protect against adverse currency fluctuation related to the US dollar denominated AMX Note. The FX Option will ensure that the proceeds from the AMX Note are converted into Canadian dollars at an exchange rate of not less than 1.5530.

         On September 26, 2002, America Movil repurchased US$50 million of the AMX Note. Proceeds to the Corporation were US$47.4 million, net of a discount for early prepayment (see Note 20). In connection with the repurchase, the Corporation sold a US$50 million portion of the FX Option. The FX Option is recorded as a prepaid expense and marked-to-market at each balance sheet date with any resulting gain or loss included in results of operations. As at December 31, 2002, prepaid expenses and other current assets included an amount of $1,206,000 related to the FX option.

         INVESTMENTS IN SUBSIDIARIES AND JOINT VENTURE INVESTEES

         a) As a result of the Reorganization (see Note 1), BCI recorded a net gain of $692,212,000 (see Note 4), which is included in discontinued operations, and additional goodwill of $262,957,000 resulting from the Corporation's increased interest in ATL.

         b) On March 6, 2002, Telecom Americas acquired an additional 0.74% economic interest in Americel for cash consideration of US$3,446,000. As a result of this transaction, BCI acquired an effective 0.31% economic interest in Americel for $2,274,000 (US$1,436,000) resulting in an increase in its effective economic interest from 31.95% to 32.26%.

         c) In April 2002, the Corporation acquired an additional 0.34% economic interest in Telecom Americas for cash consideration of $120,503,000 (US$75,593,000) and loan conversions of $89,693,000
              (US$56,418,000) resulting in additional goodwill of $9,122,000.

         2001

         The allocation of the purchase price to the estimated fair value of net assets acquired is as follows:

                             ATL (f)     Americel(g)       Telet (g)        Tess (h)  Techtel (i)    Axtel (j)         Total
-------------------------- ---------- -- ----------- -- ------------ --------------- ------------ ------------ -------------
Current assets
(including cash of         $ 141,120       $ 32,173        $ 23,893         $74,346      $11,280      $30,043     $ 312,855
$198,998,000)
Fixed assets                  85,099         86,631         121,140         205,276       61,233        2,078       561,457
License                                      55,972          80,055         510,110       16,842          235       913,075
                             249,861
Other assets                   6,613            458           1,581           3,747       23,230          126        35,755
-------------------------- ---------- -- ----------- -- ------------ --- ----------- ------------ ------------ -------------
                                            175,234         226,669         793,479      112,585       32,482     1,823,142
                             482,693
Less:
Current liabilities           33,700        147,646         170,909         365,792       10,960          305       729,312
Long-term debt                               41,629          57,070         272,645       34,316        2,048       643,371
                             235,663
Non-controlling interest                          -               -               -       26,923            -       116,939
                              90,016
-------------------------- ---------- -- ----------- -- ------------ --- ----------- ------------ ------------ -------------
Net assets (liabilities)                   (14,041)         (1,310)         155,042       40,386       30,129       333,520
acquired                     123,314
Goodwill                      84,581        204,243         174,377         462,297       95,080        2,287     1,022,865
-------------------------- ---------- -- ----------- -- ------------ --- ----------- ------------ ------------ -------------
Consideration paid         $ 207,895      $ 190,202        $173,067        $617,339    $ 135,466     $ 32,416   $ 1,356,385
-------------------------- ---------- -- ----------- -- ------------ --- ----------- ------------ ------------ -------------
Goodwill amortization       12 years       11 years        11 years        12 years          N/A          N/A
period

         d) On February 23, 2001 the Corporation sold its 20% economic interest in KG Telecom for gross cash proceeds of $785,000,000, resulting in a gain of $546,662,000 before income taxes of $44,522,000 (see Note 4).

         e) On February 28, 2001 Canbras completed a rights offering amounting to $99,105,000. Telecom Americas exercised all rights issued to it, as well as all remaining rights which were unexercised at the expiry of the offering, for a total investment of $81,575,000 and which resulted in an increase of its economic interest in Canbras from 70.7% to 75.6%. As a result of BCI's then 44.3% economic interest in Telecom Americas, BCI indirectly invested $36,120,000 in Canbras and increased its effective economic interest in Canbras from 31.3% to 33.5%.

         f) On March 27, 2001, Telecom Americas invested US$300,000,000 in ATL increasing its total economic interest from 50% to 59% and changed its basis of accounting for ATL from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI indirectly invested $207,895,000 (US$132,831,000) in ATL and increased its effective economic interest in ATL from 22.1% to 26.1%.

         g) On March 30, 2001, Telecom Americas acquired an additional 16.3% economic interest in each of Americel and Telet for an aggregate purchase price of US$153,311,000.As a result of this transaction, BCI acquired an effective additional 7.2% economic interest in both companies for $107,076,000 (US$67,882,000) resulting in an increase in its effective economic interest in each company from 7.2% to 14.4%.

              On September 25, 2001, Telecom Americas acquired an additional 42.71% and 43.44% economic interest in each of Americel and Telet respectively for an aggregate purchase price of US$376,654,000 including acquisition costs and changed its basis of accounting for Americel and Telet from proportionate consolidation to full consolidation as of that date. As a result of this transaction, BCI acquired an effective additional 17.8% and 18.1% economic interest in Americel and Telet, respectively, for an aggregate purchase price of $246,627,000 (US$156,746,289) resulting in an increase in its effective economic interest from 14.4% to 31.4% and 14.4% to 31.7% in Americel and Telet, respectively.

               On December 5, 2001, Telecom Americas acquired an additional 1.31% and 1.47% in Americel and Telet, respectively for an aggregate purchase price of US$14,612,000. As a result of this transaction, BCI acquired an effective additional 0.55% and 0.61% economic interest in Americel and Telet respectively for $9,566,000 (US$6,088,820) resulting in an increase in its effective economic interest from 31.4% to 31.95% and 31.7% to 32.31% in Americel and Telet, respectively.

         h) On April 9, 2001, Telecom Americas acquired, for total consideration of approximately US$950,000,000 a 100% economic interest in Tess, one of two B Band cellular companies operating in the Brazilian state of Sao Paulo. The consideration consisted of US$318,725,000 in cash and US$631,275,000 in notes payable, which had an estimated fair value of US$571,275,000 resulting in an effective purchase price of approximately US$890,000,000. As a result, BCI acquired a 44.3% effective economic interest in Tess for $617,339,000 (US$394,663,000).

         i) On August 31, 2001, Telecom Americas acquired, for a total consideration of US$210,050,000 a 60% economic interest in Techtel, an Argentine broadband company. Techtel was contributed to Telecom Americas by America Movil in exchange for shares pursuant to the joint venture agreement entered into in November 2000. As a result, BCI acquired a 25% effective economic interest in Techtel for $135,466,000 (US$87,528,000).

         j) During 2001, the Corporation invested $32,416,000 in Axtel resulting in an increase in its economic interest from 27.4% to 27.67%.

         k) During 2001, Telecom Americas invested amounts totaling US$187,117,000 in Comcel resulting in an increase in its economic interest from 68.5% to 77.1%. As a result, BCI indirectly invested $126,183,000 in Comcel and increased its effective economic interest from 30.3% to 32.1%.

         l) During November 2001, Telecom Americas invested US$14,471,000 in Genesis resulting in an increase in its economic interest from 51.0% to 59.06%. As a result, BCI indirectly invested $9,083,000 in Genesis and increased its effective economic interest from 21.3% to 24.6%.

         m) During 2001, the Corporation also made cash investments in the aggregate of $66,759,000 to fund its pro-rata share of its joint venture investees' operations. These investments did not change the Corporation's economic interest in such operations.

         2000

         On November 16, 2000, BCI entered into a joint venture agreement with America Movil and SBC to form Telecom Americas. BCI and America Movil each held an initial 44.3% interest in Telecom Americas while SBC held an 11.4% interest. Assets were contributed to Telecom Americas as follows:

         i) BCI contributed its Latin American investments, other than the Vespers and Axtel, and promissory notes payable in the amount of US$964,140,000; and

         ii) America Movil and SBC contributed their respective equity interests in ATL and America Movil contributed to Telecom Americas US$164,950,000 in cash, US$1,007,500,000 in promissory notes payable and a US$180,050,000 commitment to contribute its 60% economic interest in the Argentine broadband company, Techtel.

               BCI recorded a gain of $530,333,000 on the contribution of its investments at fair value, which is being deferred and amortized on a straight-line basis over the remaining life of the underlying net assets contributed to the joint venture of approximately 13 years. BCI recorded goodwill amounting to $568,830,000 resulting from the contribution of ATL at fair value which is being amortized on a straight-line basis over approximately 12 years.

         Prior to the formation of Telecom Americas, the allocation of the purchase price to the estimated fair value of net assets acquired during 2000 was as follows:

                                  Telet (n)      Americel (o)        Vento (p)      Total
         ------------------------ ----------- -- ----------- --- ------------ -------------
         Current assets
         (including cash of           $3,541        $ 5,280            $ 267       $ 9,088
         $116,000)
         Fixed assets                  1,055            932              625         2,612
         License                       1,231            819                -         2,050
         Other assets                     10              2                -            12
         ------------------------ ----------- -- ----------- --- ------------ -------------
                                       5,837          7,033              892        13,762
         Less:
         Current liabilities             708            806              213         1,727
         Long-term debt                1,413            590                -         2,003
         ------------------------ ----------- -- ----------- --- ------------ -------------
         Net assets acquired           3,716          5,637              679        10,032
         Goodwill                        514            940            8,663        10,117
         ------------------------ ----------- -- ----------- --- ------------ -------------
         Consideration paid           $4,230        $ 6,577           $9,342      $ 20,149
         ------------------------ ----------- -- ----------- --- ------------ -------------
         Goodwill amortization      13 years       12 years          5 years
         period

         n) In January 2000, the Corporation acquired an additional 0.33% economic interest in Telet for cash consideration of $4,230,000.

         o) In February 2000, the Corporation acquired an additional 0.34% economic interest in Americel for cash consideration of $6,577,000.

         p) In March 2000, the Corporation acquired a 45% economic interest in Vento Ltda. for cash consideration of $9,342,000.

         q) In July 2000, the Corporation sold its 20.97% economic interest in Hansol for gross proceeds of $1,465,548,000. The net proceeds amounted to $1,338,772,000 comprised of cash of $367,004,000, promissory notes of $563,620,000 and SK Telecom shares of $408,148,000. This resulted in a gain of $1,133,250,000 before income taxes of $82,186,000. The Corporation sold the promissory notes resulting in an additional gain of $15,706,000.

               The Corporation also recorded a write-down on the SK Telecom shares to their market value at December 31, 2000 in the amount of $105,730,000 (see Note 20).

         r) During September 2000, the Corporation converted a note receivable from Canbras in the amount of $79,631,000, including interest and related costs, into common shares of Canbras resulting in an additional 13.13% economic interest. The transaction resulted in additional goodwill of $30,173,000 and non-controlling interest of the same amount.

               During December 2000, the Corporation converted, through a subsidiary of Telecom Americas, a note receivable in the amount of $11,330,000 into common shares of Canbras resulting in an additional 2.7% effective economic interest for the Corporation. The transaction resulted in additional goodwill of $1,756,000 and non-controlling interest of the same amount.

         s) During January, February, March and April 2000, the Corporation invested amounts totalling $59,556,000 resulting in a 3.63% increase in the Corporation's economic interest in Comcel.

               During December 2000, the Corporation, through a subsidiary of Telecom Americas, invested $77,946,000 resulting in a 4.13% increase in the Corporation's effective economic interest in Comcel.

         t) In January 2000, KG Telecom invested $14,874,000 in Tuntex Telecommunications Ltd. resulting in additional goodwill of $10,143,000 amortized on a straight-line basis over approximately 13 years.

         u) During 2000, the Corporation also made cash investments in the aggregate of 350,312,000 to fund its pro-rata share of its joint venture investees' operations and subsidiaries. These investments did not change the Corporation's economic interest in such operations.

         The Corporation's proportionate share of the joint venture operations included in the consolidated financial statements is as follows:

                                                              2002                 2001                 2000
                                                        -----------------    -----------------     ----------------
               Balance Sheet
                    Current assets                      $            -       $      626,256        $    1,142,929
                    Non-current assets                               -            4,046,440             2,693,938
                    Current liabilities                              -            1,410,289               840,885
                    Non-current liabilities                          -            1,472,353             1,318,697
               Statement of earnings
                    Revenues                            $      231,639       $      368,852        $       59,451
                    Expenses                                   386,093             (649,652)             (123,233)
                    Discontinued operations                          -             (217,042)             (401,466)
                                                        -----------------    -----------------     ----------------

                    Net loss                            $     (154,454)      $     (497,842)       $     (465,248)
                                                        =================    =================     ================
               Statement of cash flows Funds (used for) provided by :
                    Operations                          $        8,992        $     (45,156)        $
                                                                                                   (18,179)
                    Investing activities                         7,996              278,690               (36,883)
                    Financing activities                        72,997              (31,074)               23,830
                    Discontinued operations                    (14,074)            (291,425)             (449,825)

8.       Fixed assets
                                                                              Accumulated
                                                                             depreciation/             Net book
                                                            Cost              amortization              value
                                                       ---------------      -----------------      ---------------
        2002
        Office equipment                               $        1,596        $        1,435        $           161
        Leasehold improvements                                    161                   154                      7
                                                       --------------       ---------------        ---------------
                                                       $        1,757       $        1,589         $          168
                                                       ==============       ==============         ==============
        2001
        Land                                           $        7,410       $             -        $         7,410
        Buildings                                              30,707                 2,096                 28,611
        Network equipment                                     714,622               164,436                550,186
        Network equipment under construction                  304,849                     -                304,849
        Other equipment                                       353,102               115,851                237,251
        Leasehold improvements                                 72,975                15,822                   57,153
                                                       --------------       ---------------        -----------------
                                                       $    1,483,665       $      298,205         $    1,185,460
                                                       ==============       ==============         ==============

9.       Licenses

                                             Accumulated             Net book
                          Cost              Amortization              value
                     ----------------     ------------------     ---------------

        2002         $            -       $              -       $             -
                     ==============       ================       ===============
        2001         $     1,566,884      $        320,651       $     1,246,233
                     ===============      ================       ===============

10.      Deferred charges

                                                                                  2002                   2001
                                                                            ------------------     -----------------

        Deferred losses from discontinued operations (see Note 4)           $              -       $         38,690
        Deferred development costs                                                         -                 24,751
        Deferred financing costs                                                       1,550                  8,107
        Pre-maturity costs                                                                 -                  6,880
        Deferred project costs                                                             -                  3,494
        Other costs                                                                        -                  5,941
                                                                            ------------------
                                                                                                   -----------------
                                                                            $          1,550       $         87,863
                                                                            ==================     =================

11.      Credit Facility

         BCI
         At December 31, 2001 BCI had a syndicated senior secured credit facility of $400,000,000 under which $337,068,000 had been drawn. The credit facility matured on March 8, 2002 (see Note 1). The interest rate on the credit facility was at Bankers Acceptance rate ("BA") plus 4%. The BA rate at December 31, 2001 ranged from 2.2% to 3.2%.

         Prior to entering into the share purchase agreement relating to the Telecom Americas disposition, BCI sought and obtained the lenders' consent, which was required pursuant to the terms of the credit facility. Pursuant to the lenders' consent, BCI and the secured lenders agreed, among other things, (i) to reduce, effective May 31, 2002, the principal amount of the credit facility from $230 million to $200 million, (ii) to advance the maturity date from March 8, 2003 to August 9, 2002 and (iii) that BCI would repay all outstanding indebtedness under the amended and restated credit facility as of the closing date of the Telecom Americas disposition. On July 24, 2002, the Corporation repaid all the outstanding indebtedness under the amended and restated credit facility, which was then permanently cancelled.

12.      Notes payable

                                                                                        2002               2001
                                                                                     ------------      ------------

        Third parties - bearing interest at various rates                            $          -      $     70,510
                                                                                     ------------       -----------
                                                                                                -            70,510
        BCE - bearing interest at CDOR plus 7.50% (1)                                           -            75,000
                                                                                     ------------      ------------
                                                                                     $          -      $    145,510
                                                                                     ============      ============

        (1) The Note maturing in April 2002 was convertible at any time at BCE's option at a conversion price based upon BCI's weighted average market price for its common shares for the 20-day period preceding the notice of conversion (See Note 18).

13.      Accounts payable and accrued liabilities

                                                      2002             2001
                                                  -----------      ------------


        Third parties                             $     22,998     $    378,680
        Affiliated companies                               306            2,548
                                                   -----------     ------------
                                                  $     23,304     $    381,228
                                                  ============     ============

14.      Long-term debt

                                                                                          2002             2001
                                                                                     ------------     -------------
        BCI:
           11.0% senior unsecured notes, redeemable at the option of the
          issuer, repayable in 2004  (see Note a)                                    $    160,000     $    160,000
                                                                                     ------------     -------------

        ATL:
        Equipment financing (2001- US$87,924,000), bearing interest at LIBOR plus 2.50% to LIBOR plus 3.75%, repayable in varying amounts ending
          in 2002                                                                    $         -      $   143,192
        Bank loans (2001 - R$238,865,000, bearing interest at the long-term
          Brazilian Development bank prime rate ("TJLP") plus 3.00% to TJLP
          plus 4.50%, due in 2007                                                              -           158,800
        Debentures (2001 - R$145,845,000), bearing interest at CDI plus 1.20%,
          repayable in 2003                                                                    -           100,531
        Other                                                                                  -             9,026
                                                                                     -----------      -------------
                                                                                               -           411,549
                                                                                     -----------      -------------
        TESS:
        Equipment Financing (2001 - US$112,567,000), bearing interest at LIBOR
          plus 6.50%, repayable in varying amounts ending in 2002                    $         -       $   180,045
        Bank loans (2001 - R$94,817,000), bearing interest at TJLP plus 2.80%
          to TJLP plus 4.30% due in 2006                                                       -            65,997
        Bank loans (2001 - US$6,920,000), bearing interest at FE plus 4.30%,
          due in 2006                                                                          -            11,068
                                                                                     -----------      -------------
                                                                                               -           257,110
                                                                                     -----------      -------------
        AMERICEL:
        Bank loan (2001 - R$75,638,000), bearing interest at TJLP plus 3.0%
          repayable in varying amounts beginning in 2002 and ending in 2006
                                                                                     $         -      $     52,698
                                                                                     -----------      -------------

        TELET:
        Equipment financing (2001 - US$16,806,000), bearing interest at  LIBOR
          plus 3.75%, due in 2002                                                    $         -      $     26,880
        Other                                                                                  -             8,224
                                                                                     -----------      -------------
                                                                                               -            35,104
                                                                                     -----------      ------------

        COMCEL:
        14.125% senior deferred coupon bonds
            (2001 - US$116,232,000), due in 2005                                     $         -      $   186,149
        Senior term loan
           (2001- US$38,468,000), bearing interest at LIBOR plus a variable margin (3.25% to 4.25%), repayable in varying payments ending in 2002
                                                                                               -           61,607
           14% senior discount notes    (2001 - US$76,864,000), due in 2004                    -          123,101
        Bank loans (2001 - US$8,834,000) bearing interest at LIBOR plus 2.70%
          to LIBOR plus 3.75%, repayable in varying amounts ending in 2004
                                                                                               -           14,148


                                                                                          2002             2001
                                                                                     ------------     ------------
        Bank loans (2001 - CP22,126,537,000), bearing interest at 15.00% to
          17.00%, repayable in varying amounts ending in 2002                                  -            16,000
        Other                                                                                  -            11,810
                                                                                     -----------      ------------
                                                                                               -           412,815
                                                                                     -----------      ------------


        AXTEL:
        Equipment financing   (2001 - US$122,888,000), bearing interest
            at LIBOR plus 5.00%, due in 2007                                         $         -       $   197,299
        Bank loan (2001-US$2,932,000), bearing interest at 9.80%, due in 2004
                                                                                               -             4,707
        Other                                                                                  -            28,320
                                                                                     -----------      ------------
                                                                                               -           230,326
                                                                                     -----------      ------------

        TECHTEL:
        Other                                                                        $         -      $     43,413
                                                                                     -----------      ------------

        CANBRAS:
        Floating rate note facility (2001 - US$11,562,000), bearing interest at
          LIBOR plus 4.50% to LIBOR plus 7.50%, due in 2007                          $         -      $     18,417
        Other                                                                                  -             1,955
                                                                                     -----------      ------------
                                                                                               -            20,372
                                                                                     -----------      ------------
        GENESIS TELECOM:
        Equipment financing (2001 -US$2,776,000), bearing interest at LIBOR plus
          8.00% to LIBOR plus 10.00%, repayable in varying amounts ending
          in 2004                                                                    $         -      $       5,107
                                                                                     -----------      -------------

        TELECOM AMERICAS:
        Tess Notes:
           Series A Notes (US$131,526,146) bearing interest at LIBOR, payable annually, with principal repayable in three equal annual instalments
          ending in April 2004                                                       $         -      $    209,469
           Series B Notes (US$131,526,146) bearing interest at an average rate of 3.62%, payable semi-annually, with principal repayable in three
          equal annual instalments ending in April 2004                                        -           209,469
           Discount on Series A and Series B Notes                                             -           (25,370)
        Loan (US$82,765,000) bearing interest at 12% per year, maturing June
          15, 2004                                                                             -           131,811
        Loan (US$29,750,000) bearing interest at 12% per year, maturing
           June 15, 2004, repayable in shares of Telecom Americas                              -            47,380
                                                                                     -----------      ------------
                                                                                               -           572,759
                                                                                     -----------      ------------

                                                                                         160,000         2,201,253
        Less: due within one year                                                              -           661,953
                                                                                     -----------      ------------
                                                                                      $  160,000       $ 1,539,300
                                                                                      ==========       ===========

Estimated principal repayments of long-term debt outstanding at December 31, 2002 over the next five years are as follows:

               2003                    2004                  2005                  2006                  2007
         -----------------        ---------------       ---------------        --------------        --------------
         $               -          $160,000            $             -        $            -        $            -
         =================        ===============       ===============        ==============        ==============

         a)   11% SENIOR UNSECURED NOTES
              On September 29, 1999 the Corporation issued $160,000,000 of Senior Unsecured Notes. These notes mature on September 29, 2004 and bear interest at 11% payable semi-annually commencing on March 29, 2000 and are subject to certain covenants, including change of control clauses in respect of BCE's ownership interest in BCI. The Corporation may redeem the notes, in whole or in part, at any time at a price equal to the greater of principal amount and the "Canada Yield Price", together in each case with accrued and unpaid interest. The "Canada Yield Price" will be equal to the price of the notes calculated to provide, from the date of redemption, a yield to maturity, compounded semi-annually, equal to the Government of Canada Yield plus 1.00%.

15.      Convertible debentures

         a)  6.75% UNSECURED CONVERTIBLE DEBENTURES DUE IN 2002
              On February 17, 1999, the Corporation issued to a syndicate of underwriters $250,000,000 of 6.75% convertible unsecured subordinated debentures due February 15, 2002 (the "Public Debentures"). The Corporation had the right to repay principal by issuing common shares. Interest on the debentures was payable semi-annually and the Corporation, at its option, could satisfy its obligation to pay interest by issuing and delivering common shares to a public trustee for sale pursuant to the receipt of solicited bids.

         b)   6.5% UNSECURED CONVERTIBLE DEBENTURES DUE IN 2002
              On February 17, 1999, concurrently with the issuance of the Public Debentures, BCI issued to Nortel Networks Corporation ("Nortel") $150,000,000 of 6.5% convertible unsecured subordinated debentures due February 15, 2002 (the "Nortel Debentures"). The terms of the Nortel Debentures were in all material respects identical to those of the Public Debentures, except that they bore interest at 6.5% per annum compounded semi-annually and payable at maturity.

         On February 15, 2002, the Public and Nortel Debentures were settled through the issuance of common shares of BCI. In addition, accrued interest, in the amount of $40,060,000 was settled in cash on that date (see Note 18).

16.      Other long-term liabilities

         Other long-term liabilities were comprised of disputed amounts related to license fee instalments payable to Agencia Nacional de Telecomunicacoes ("Anatel") by ATL ($52,282,000) and Tess ($32,358,000). The amounts in dispute reflected a difference in the application of inflation indexing in the computation of the license instalments payable in March, 1999, 2000 and 2001 and interest thereon.

17.      Put Option

         In December 1998, a then wholly-owned subsidiary of BCI which held an investment in Comcel issued common shares to AIG for cash of $115,725,000 (US$75,000,000). In connection with such issuance of shares by the subsidiary, the Corporation granted to AIG the right to require BCI, during a one year period commencing December 11, 2001, to purchase at cost plus a return on its investment all or a portion of such shares in the event Comcel did not complete a public offering of its common shares prior to December 10, 2001 (the "Put Option").

         The Corporation had the option to satisfy the purchase in cash or through the issuance of BCI common shares.

         On September 30, 2001, BCI came to a determination that Comcel would not complete a public offering of its common shares in the defined time frame. As a result, the Corporation recorded its then estimated obligation pursuant to the Put Option as a long-term liability. In connection with the Recapitalization Plan (see Note 1), BCI determined that it would settle the Put Option through the issuance of common shares. Accordingly, the Corporation reclassified its estimated obligation pursuant to the Put Option, as at December 31, 2001, in the amount of $174,288,000 (US$109,000,000) to shareholders'
         equity. The excess of the obligation over the estimated fair value at December 31, 2001 of the Comcel shares to be repurchased in the amount of $149,114,000 (US$94,000,000) was included in loss on investments. The estimated fair value of the Comcel shares to be repurchased amounted to $25,174,000 and was included in other assets as a deferred charge.

         As part of the net gain on the Reorganization (see Note 4) of Telecom Americas the value of the deferred charge was reduced to the estimated fair value of $15,898,000. On July 12, 2002, the Corporation received notice that American International Underwriters Overseas, Ltd. and American International Reinsurance Company, Ltd. (collectively the "Holders") had sold their indirect interest in Comcel to a wholly owned subsidiary of America Movil. Accordingly, the Holders' right to put this interest in Comcel to BCI was terminated pursuant to its terms. As a result, no BCI common shares were issued to the Holders and the secondary warrants automatically expired. Furthermore, the deferred charge recorded in the amount of $15,898,000 in connection with the expected receipt of Comcel shares upon the exercise of the Put Option was written off during the year and is included in net earnings from discontinued operations (see Note 4).

         In addition, the accreted value of the Put Option in the amount of $186,846,000 was reclassified to contributed surplus on June 30, 2002.

18.      Stated capital

         AUTHORIZED
         An unlimited number of First Preferred Shares, issuable in series; an unlimited number of Second Preferred Shares issuable in series; and an unlimited number of Common Shares. All authorized classes of shares are without nominal or par value.

         On July 12, 2002, the shareholders and noteholders of BCI approved the Plan of Arrangement which included, among other things, a share consolidation such that following the consolidation, BCI would have 40,000,000 shares outstanding (see Note 1). The number and exercise price of all stock options issued under its stock option plans for senior executives and key employees have also been adjusted to reflect the consolidation. In addition, all share and per share amounts have been adjusted to reflect the share consolidation for all periods presented.

         ISSUED AND OUTSTANDING
         There has been no issuance of First and Second Preferred Shares. The changes in common shares for 2002, 2001, 2000 and 1999 are as follows:

                                                                       Number of Shares              Stated Capital
                                                                    -----------------------        -------------------
        Balance December 31, 1998   Exercise of                                 657,034                   $ 841,123
            options                                                                 207                         560
                                                                         ---------------              --------------
         Balance December 31, 1999                                               657,241                     841,683
            Exercise of options                                                   1,437                       3,853
                                                                         ---------------              --------------
        Balance December 31, 2000                                               658,678                     845,536
             Exercise of options                                                    219                         565
                                                                         ---------------              --------------
        Balance December 31, 2001                                               658,897                   $ 846,101
              Issuance of shares - Rights offering                           24,922,166                     440,242
              Issuance of shares - Convertible debentures  (see Note15)      12,156,291                     400,000
              Issuance of shares - BCE Convertible loan                       2,262,646                      78,371
              Transfer to contributed surplus                                         -                  (1,754,714)
                                                                         ---------------              --------------
        Balance, December 31, 2002                                           40,000,000                   $  10,000
                                                                         ===============              ==============

        The changes in contributed surplus for 2002 are as follows:
        Balance December 31, 2001
                                                                                                      $           -
        Reclassification of Put Option (see Note 17)                                                        186,846
        Transfer of stated capital to contributed surplus                                                 1,754,714
                                                                                                      ---------------
        Balance December 31, 2002                                                                       $ 1,941,560
                                                                                                      ===============

         In connection with the Plan of Arrangement, on July 12, 2002, the shareholders approved a resolution with respect to the reduction of the stated capital of the Corporation to $10,000,000 and transfer of the amount withdrawn from stated capital to contributed surplus.

         On January 11, 2002, BCI closed a rights offering of units for cash proceeds of $440,241,800 (before offering costs of $9,000,000). Each unit, priced at $11,993.28 per unit consisted of a deposit receipt, a principal warrant and a non-transferable secondary warrant.

         On February 15, 2002, 24,922,166 common shares were issued upon the automatic exercise of the principal warrants at a price of $17.66 per share.

         Each non-transferable secondary warrant entitled the holder to acquire a certain number of additional common shares, for no additional consideration, only upon the issuance of common shares to unrelated financial investors, affiliates of AIG, in connection with the exercise of the Put Option and only if the price per common share issued by BCI to AIG was less than the current market price used in determining the number of common shares issuable in connection with the principal warrants (see Note 17).

         As part of the Recapitalization Plan, the Corporation, on February 15, 2002, settled certain short-term obligations totalling $478 million through the issuance of common shares, as follows:

         o 12,156,291 common shares were issued in payment of the principal amount of $400 million owing under BCI's convertible unsecured subordinated debentures at a price of $32.90 per share; and

         o 2,262,646 common shares were issued to BCE as a result of the conversion of the principal and interest of $78,370,377 owing under a convertible loan to BCI at a price of $34.64 per share.


         STOCK-BASED COMPENSATION PLANS

         a)       BCI - Stock options (1997 Plan)
                  The Corporation implemented a stock option plan ("1997 Plan") in order to assist in attracting and retaining executives and other key employees. Options are granted based on the position of the incumbent and at a price equal to the market value of the Corporation's shares on the last trading day prior to the effective date of the grant. The right to exercise an award of options in its entirety, accrues over a period of four years unless otherwise determined by the Corporate Governance Committee at the time of grant, and options must be exercised during a period established by the Corporation but in any event within ten years of the grant date. 14,813 common shares have been reserved for issuance under the stock option plan.

                  As at December 31, 2002, 6,950 options are outstanding to acquire common shares at prices ranging from $1,798.99 to $5,037.18 per share, representing the market value of such shares at the date of grant, expiring at various dates to July 22, 2009.


         The following table summarizes information concerning stock options granted under the 1997 Plan:


                                       2002                         2001                           2000
                            -------------------------    --------------------------    --------------------------
                                            Weighted-                     Weighted-                     Weighted-
                                            average                       average                       average
                                            exercise                      exercise                      exercise
                            Number          price per    Number           price per    Number           price per
                            of              share        of               share        of               share
                            options         $            options          $            options          $

Outstanding,
beginning of year           10,661          2,823.23     12,209           2,860.40     13,943           2,612.14
Granted during the year     -               -            -                -            919              4,601.82
Exercised during the year   -               -            (219)            2,583.35     (1,437)          2,682.90
Forfeited during the year   (3,711)         2,927.31     (1,329)          2,657.71     (1,216)          2,739.27
Outstanding, end of year    6,950           2,767.66     10,661           2,823.20     12,209           2,860.40
Exercisable, end of year    6,570           2,678.50     8,931            2,686.50     6,702            2,726.07

         The following table presents additional information concerning stock options granted under the 1997 Plan which were outstanding at December 31, 2002:

-----------------------------------------------------------------------   --------------------------------
                         Options outstanding                                    Options exercisable
-----------------------------------------------------------------------   --------------------------------
                                                           Weighted-                          Weighted-
Range of                                                   average                            average
exercise                                                   exercise                           exercise
prices per                            Weighted-average     price per                          price per
share                      Number     remaining            share             Number           share
$                          outstandinglife (years)         $                 exercisable      $

$1,798.99 to $2,395.66     1,167      4                    2,005.63          1,073            1,971.47
$2,686.50 to $2,710.48     5,235      4                    2,700.10          5,223            2,700.13
$5,037.18                  548        8                    5,037.18          274              5,037.18
                           6,950      4                    2,767.66          6,570            2,678.50

         b)       BCI - Stock options (2000 Plan)
                  On January 25, 2000, the Board of Directors of BCI approved an additional stock option plan ("2000 Plan") for employees of BCI. Under the 2000 Plan, 21,887 common shares have been reserved for issuance. Options are granted based on the position of the incumbent and at a price equal to the market value of the Corporation's shares on the last trading day prior to the effective date of the grant.

                  The right to exercise an award of options vests at a rate of 33 1/3% per year, provided BCI's share price (measured as the average price on the TSE over the last 60 days prior to each anniversary date) increases by at least 25% per year on a compounded basis. The right to exercise an award of options may also vest under certain circumstances at the discretion of the Corporation's Board of Directors.

                  As at December 31, 2002, 2,591 options are outstanding to acquire common shares at prices ranging from $3,538.02 to $5,522.91 per share, representing the market value of such shares at the date of grant, expiring on various dates to June 27, 2007.


         The following table summarizes information concerning stock options granted under the 2000 Plan:

                                        2002                      2001
                              -------------------------------------------------

                                             Weighted-                Weighted-
                                             average                  average
                                             exercise                 exercise
                              Number         price per  Number        price per
                              of             share      of            share
                              options        $          options       $
                              -------        ------------------       ----------
Outstanding beginning of year 3,126          3,979.17   -             -
Granted during the year       -              -          3,731         3,967.38
Exercised during the year     -              -          -             -
Forfeited during the year     (535)          3,898.12   605           3,903.81
Outstanding, end of year      2,591          3,995.92   3,126         3,979.37
Exercisable, end of year      167            3,903.81   167           3,903.81


         The following table presents additional information concerning stock options granted under the 2000 Plan at December 31, 2002:

----------------------------------------------------------------------   -----------------------------
                          Options outstanding                                 Options exercisable
----------------------------------------------------------------------   -----------------------------
Range of                                                  Weighted-                          Weighted-
exercise                                                  average                            average
prices                                                    exercise                           exercise
per                                  Weighted-average     price per                          price per
share                      Number    remaining            share             Number           share
$                          outstandinlife (years)         $                 exercisable      $


$3,675.84 to $3,903.81     2,433     4                    3,902.64          167              3,903.81
$5,343.00 to $5,522.91     158       4                    5,428.22          -                -
                           2,591     4                    3,995.92          167              3,903.81

         c)       PSUs
                  Certain executives of the Corporation have been granted PSUs. PSUs are notional shares which fluctuate with the BCI share price and vest over a period of four years. As at December 31, 2002, 265 PSUs were outstanding of which 215 were vested. The compensation expense related to PSUs amounted to $92,400 in 2002, ($nil in 2001, $990,000 in 2000).

         d)       BCE Employees' Savings Plan ("ESP")
                  The ESP enables non-executive employees of BCI to acquire BCE common shares through regular payroll deductions plus employer contributions, if applicable. Under the terms of the ESP, employees can choose each year to have up to 10% of their annual salary and annual incentive plan ("AIP") bonus withheld to purchase common shares. BCI matches employees' contributions up to 2% of these earnings. Compensation expense related to the ESP amounted to $37,128 in 2002 ($86,433 in 2001, $153,152 in 2000).

         e)       BCI Employee Share Investment Plan ("ESIP")
                  The ESIP enabled BCI executive employees to contribute up to 10% of their eligible earnings (salary and target bonus) in order to acquire BCI shares. BCI matched 50% of the shares acquired with the executive's contribution up to 3% of their eligible earnings. The Corporation's contribution was delivered in PSU's. The ESIP was discontinued in 2002.

         f)       BCE - Stock options
                  Certain executives and key employees of the Corporation have been granted options by BCE. Under the terms of the plan, the subscription price for each share covered by an option is established at 100% of the market value of a share on the last trading day prior to the effective date of the grant. The options are exercisable during a period not to exceed ten years. The right to exercise the options generally accrues over a period of four years of continuous employment. Options are not generally exercisable during the first twelve months after the date of the grant. As a result of the distribution of Nortel in May 2000 each of the then outstanding BCE stock options was replaced by a new stock option which, in addition to the right to acquire one BCE common share, gave the holder the right to acquire approximately 1.57 post-split common shares of Nortel (BCE/Nortel options). Prior to 2000, simultaneously with the grant of an option, certain employees of the Corporation may have also been granted the right to an SCP. As a result of the distribution of Nortel common shares, the related SCPs were appropriately adjusted. The amount of any SCP is equal to the increase in market value of the number of the BCE and Nortel shares covered by SCPs from the date of grant of SCPs to the date of exercise of the option to which the SCP is related. Compensation expense related to SCPs amounted to nil in 2002 ($1,000,000 in 2001, $9,309,000 in
                  2000).

         The following table summarizes information concerning BCE stock options granted on a post-split basis:

                                         2002                           2001                        2000
                             ---------------------------    --------------------------    ----------------------------
                                               Weighted-                      Weighted-                      Weighted-
                                               average                        average                        average
                                               exercise                       exercise                       exercise
                                               price per                      price per                      price per
                             Number of         share        Number of         share       Number of          share
                             options           $            options           $           options            $
Outstanding,
beginning of year            170,188           12.39        200,217           11.68       247,426            10.88
Granted during the year      -                 -                        -     -           -                  -
Exercised during the year    (22,598)          7.39         (25,569)          7.14        (47,209)           7.38
Forfeited during the year    -                 -            (4,460)           7.79        -
Outstanding, end of year     147,590           13.16        170,188           12.39       200,217            11.68
Exercisable, end of year     147,590           13.16        143,522           11.46       117,251            9.93
                            ========                       ========                      ========

         The following table presents additional information concerning BCE stock options granted to certain executives and key employees of the Corporation at December 31, 2002:

--------------------------------------------------------------------------------
                                    Options outstanding
--------------------------------------------------------------------------------
                                                                       Weighted-
                                                                         average
                                                                        exercise
                                    Weighted-average                  price per
Range of                Number      remaining                             share
exercise prices         outstanding contractual life (years)$
--------------------------------------------------------------------------------
$5.30 to $8.24          62,590               4                             7.56
$15.07 to $17.95        85,000               2                            17.27
                       --------
                        147,590              3                            13.16
                       ========

         Earnings Per Share

         The following table sets forth the computation of basic and diluted earnings (loss) per share from continuing operations:

                                                                  2002               2001                2000
                                                             ---------------    ----------------    ----------------
       Numerator:
       Net loss from continuing operations                   $     (612,353)    $     (525,469)     $     (224,217)
       Interest on convertible debentures                            (3,233)           (28,144)            (27,483)
                                                             ---------------    ----------------    ----------------
       Net loss from continuing operations applicable to     $     (615,586)    $     (553,613)
         common shares - basic and diluted                                                          $     (251,700)
                                                             ===============    ================    ================

       Denominator (in thousands):
       Weighted-average number of shares basic and diluted           35,150                659                658
                                                              ===============    ================    ================
       Basic and diluted loss from continuing operations     $                  $        (840.08)
         per share                                                                                  $
                                                             (17.51)                                (382.52)
                                                             ===============    ================    ================

         For the years ended December 31, 2002, 2001 and 2000 the Corporation excluded potential common shares equivalents from the loss per share from continuing operations calculation as they were anti-dilutive.

       The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                                      2002                2001                2000
Numerator:                                                       --------------     ---------------    -----------------
Net earnings (loss)                                               $   40,021        $     (305,447)     $     183,486
Interest on convertible debentures                                    (3,233)             (28,144)            (27,483)
Numerator for basic earnings (loss) per share -                  --------------     ---------------    -----------------
net loss applicable to common shares                                  36,788              (333,591)           156,003
Effect of dilutive securities:
Convertible debentures                                                -                   -                   27,483
Numerator for diluted earnings (loss) per share -                --------------     ---------------    -----------------
net earnings (loss) applicable to common
shares after assumed conversions                                  $   36,788        $     ( 333,591)    $     183,486
                                                                 --------------     ---------------    -----------------
Denominator (in thousands):
Denominator for basic earnings (loss) per share -
weighted-average number of shares                                     35,150              659                 658
Effect of dilutive securities:                                   --------------     ---------------    -----------------
Convertible debentures                                                -                   -                   152
Employee stock options                                                -                   -                   4
                                                                 --------------     ---------------    -----------------
Dilutive potential common shares                                      -                   -                   156
Denominator for diluted earnings (loss) per                      --------------     ---------------    -----------------
share - adjusted weighted-average shares and
assumed conversions                                                 35,150                    659                814
                                                                 =============      ===============    =================
Basic (loss) earnings per share                                   $   1.05          $     (506.21)      $     237.09
                                                                 =============      ===============    =================
Diluted (loss) earnings per share                                 $   1.05          $     (506.21)      $     225.41
                                                                 =============      ===============    =================

         For the years ended December 31, 2002 and 2001, the Corporation excluded potential common shares equivalents from the loss per share calculation as they were anti-dilutive.

19.      Interest expense

                                                        2002                   2001                2000
                                                  -------------------      --------------      ------------
Interest expense - long-term debt                 $          52,343        $     77,397        $     30,221
Interest expense - other                                     69,557              150,990             63,025
                                                  -------------------      --------------      ------------
                                                  $          121,900       $     228,387       $     93,246
                                                  ==================       ==============      ============

20.      Loss on investments

        The loss on investments is comprised of the following:

                                                                 2002               2001                2000
                                                           ----------------    --------------     --------------
Sale of Telecom Americas (See Note 7)                      $     (339,327)     $            -     $            -
Write-down of investment in Canbras & Axtel
(see Note 7)                                                     (71,627)                   -                  -
Discount on partial payment of the AMX Note
(See Note 7)                                                     (4,036)                    -                  -
Put Option (see Note 17)                                         -                  (149,114)                  -
Write-down of SK Telecom shares (see Note 7q)                    -                          -           (105,730)
Sale of SK Telecom shares                                        -                  (56,948)                   -
Amortization of deferred gain (see Note 7)                       2,764              6,648               555
Dilution gain on Telecom Americas (a)                            -                  41,223                     -
Other                                                            -                  565                        -
                                                           ----------------    --------------     --------------
                                                           $     (412,226)     $    (157,626)     $    (105,175)
                                                           ================    ==============     ==============

         (a) On July 13, 2001, BCI and America Movil each tendered shares of Telecom Americas to redeem US$275,000,000 and US$140,898,000 respectively of notes due to Telecom Americas. As a result, BCI's economic interest in Telecom Americas declined from 44.3% to 41.7% and BCI recognized a $41,223,000 dilution gain. America Movil's economic interest increased from 44.3% to 45.5% and SBC's economic interest increased from 11.4% to 12.8%.


21.      Other income (expense)

                                                 2002              2001               2000
                                          ----------------    --------------     --------------
Interest income                           $     18,629        $     24,683        $     6,644
(2)
Other (1)                                       (16,915)            15,988                  3
                                          ----------------    --------------     --------------
                                          $       1,714       $     40,671        $     6,647
                                          ================    ==============     ==============


        (1) Other expense for 2002 includes $12,558,000 for the accretion in value from January 1, 2002 to July 12, 2002 for the Put Option (see
             Note 17).
        (2) During 2001, an operating company's debt to a third party was forgiven resulting in a gain of $14,537,000.

22.      Income taxes

         Net future income taxes are classified as long-term future income tax liabilities. The Corporation has Canadian non-capital tax losses from operations carried forward amounting to approximately $450,222,000, expiring at various dates to the year 2009. In addition, the Corporation has Canadian capital losses from operations amounting to approximately $53,653,000, that can be carried forward indefinitely. The statutory tax rate applicable to the non-capital losses is 31.02% and for the capital losses is 38.37%. The benefit of these losses has not been reflected in the consolidated financial statements except to the extent of certain future income tax liabilities.

         As at December 31, future income taxes are as follows:

                                                                                 2002                   2001
                                                                            ---------------        ----------------
        Future income tax assets:
             Tax benefits on losses                                         $     149,952          $    720,189
                                                                            ---------------        ----------------
        Future income tax liabilities:
             Undistributed earnings                                                    -                 79,733
             Current assets                                                          215                 10,006
             Fixed assets                                                              -                 13,646
             Licenses                                                                  -                  5,756
             Other assets                                                              -                 17,433
             Current liabilities                                                       -                 39,492
                                                                            ----------------       ----------------
        Total future income tax liabilities                                          215                166,066
                                                                            ---------------        ----------------
                                                                                 149,737                554,123
        Valuation Allowance                                                     (149,737)              (633,856)
                                                                            ---------------        ----------------
        Future income tax liability, net (see Note 4)                       $          -            $      79,733
                                                                            ===============        ================

The reconciliation of income taxes at Canadian statutory rates to income tax expense for continuing operations is as follows:

                                                                 2002                 2001              2000
                                                            ---------------     ---------------     --------------
Income tax expense (recovery) at Canadian
statutory rates, including provincial income taxes          $    (263,294)      $     (245,478)     $   (146,403)
Reduction (increase) of tax recovery resulting from:
Loss on sale of investments not tax effected                     175,731              70,454            48,416
Difference between Canadian statutory rates
and those applicable to foreign operations                       (992)                20,371            17,438
Losses not tax effected                                          88,555               154,653           80,549
                                                            ---------------     ---------------     --------------
Income tax expense                                          $             -     $             -     $            -
                                                            ===============     ===============     ==============

23.      Supplementary cash flow information

                                                                         2002                  2001               2000
                                                                      ---------------     ---------------     --------------
a) Changes in working capital items
   Decrease (increase) in current assets
   Accounts receivable                                                $     (4,404)         $     48,636        $    8,042
   Inventory                                                                26,080                (17,161)           1,132
   Prepaid expenses and other current assets                                (3,466)               (4,915)            4,982
  (Decrease) increase in accounts payable and
   accrued liabilities                                                      (66,267)              16,128             42,643
                                                                      ---------------     ---------------     --------------
   Decrease (increase) in working capital items                       $     (48,057)        $     42,688        $    56,799
                                                                      ===============     ===============     ==============
b) Other cash flow information
   Interest paid                                                      $     100,526         $     137,696       $    73,097
                                                                      ===============     ===============     ==============

24.      Postretirement benefits

         BCI maintains non-contributory defined benefit plans that provide for pension, other retirement and post-employment benefits for substantially all its employees based on length of service and rate of pay. Certain employees participate in a defined contribution plan. BCI's funding policy is to make contributions to its pension funds based on various actuarial cost methods as permitted by pension regulatory bodies. BCI is responsible to adequately fund the plans. Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities, government and corporate bonds, debentures and secured mortgages.

         The changes in the benefit obligations and in the fair value of assets and the funded status of the defined benefit plans as at December 31, were as follows:

                                                      Pension             Other              Pension            Other
                                                     Benefits            Benefits           Benefits          Benefits
                                                       2002                2002               2001              2001
                                                   --------------      -------------      --------------     ------------
      Change in benefit obligations:
           Benefit obligation, beginning of year   $    15,068         $     577             $ 12,646           $  773
           Current service cost                            329                14                  589               13
           Interest cost                                   976                38                  905               55
           Actuarial (gains)/losses                     (2,355)              193                2,098            (264)
           Benefit payments                               (751)                -               (1,170)               -
                                                   --------------      -------------      --------------     ------------
           Benefit obligation, end of year          $   13,267         $     822             $ 15,068           $  577
                                                   --------------      -------------      --------------     ------------
      Change in fair value of plan assets:
           Fair value of plan assets, beginning
             of year                                $   19,306         $        -             $ 18,717           $    -
           Return on plan assets                         1,571                  -                1,577                -
           Benefit payments                               (751)                 -               (1,170)               -
           Actuarial gains                              (4,050)                 -                  182                -
                                                   --------------      -------------      --------------     ------------
           Fair value of plan assets, end of        $   16,076         $        -              $ 19,306          $    -
             year                                  --------------      -------------      --------------     ------------
      Plan surplus (deficit)                             2,809               (822)            $  4,238        $    (577)
      Unamortized net actuarial (gains) losses           3,146                 72                1,451             (139)
      Unamortized transitional (asset) obligation       (4,282)                 -               (4,710)             236
      Valuation allowance                               (1,673)                 -                 (979)               -
                                                   --------------      -------------      --------------     ------------
      Accrued benefit asset (liability)            $          -         $   (750)                $    -        $  (480)
                                                   ==============      =============      ==============     ============

         The significant assumptions adopted in measuring the Corporation's pension and other benefit obligations as at December 31, were as follows:

                                                      Pension             Other              Pension            Other
                                                     Benefits            Benefits           Benefits          Benefits
                                                       2002                2002               2001              2001
                                                   --------------      -------------      --------------     ------------
         Weighted-average discount rate                6.5%                6.5%               6.5%              6.5%
         Expected long-term rate of return on
         plan assets                                   8.3%                 -                 8.75%               -
         Rate of compensation increase                 3.5%                3.5%               3.5%              3.5%
         Inflation                                     2.5%                2.5%               2.5%              2.5%

         For measurement purposes, a 10.5% (prescription medication) and 4.5% (other) annual rate of increase in the per capita cost of covered health care benefits (the health care cost trend rate) was assumed for 2002. This prescription medication rate was assumed to gradually decline to 4.5% over six years and remain at that level thereafter.

         The net benefit expenses for the years ended December 31, included the following components:

                                        Pension                 Other       Pension            Other
                                        Benefits               Benefits     Benefits           Benefits
                                        2002                    2002         2001               2001
                                        --------------    --------------   -------------      ---------------
Current service cost                    $       329       $     14          $      589         $       13
Interest cost                                   976             38                 905                 55
Expected return on plan assets              (1,571)              -               (1,577)                -
Amortization of net actuarial gain              -               (18)               -                  (125)
Amortization of transitional obligation         (428)           236                (428)               237
Increase in valuation allowance                 694             -                  511                 -
                                        --------------    --------------   -------------      ---------------
Net benefit expense                     $       -         $     270         $      -           $       180
                                        ==============    ==============   =============      ===============

25.      Commitments and contingencies

         The Corporation has not accrued any amounts with respect to the following contingencies:

         a) As part of the Vesper financial restructuring, which was concluded in November 2001, the Corporation entered into agreements (the "Vesper Guarantees") with certain Brazilian banks to guarantee 31.4% of the US dollar equivalent of the Vespers' debt outstanding with such banks. At the time BCI entered into the Vesper Guarantees, the aggregate debt (the "Vesper Debt") outstanding with such banks, which is principally denominated in Brazilian reais, represented the equivalent of approximately US$102.9 million. BCI's exposure under the Vesper Guarantees was capped at a maximum amount of US$32.3 million.

                  In January 2003, the Vesper companies entered into transactions that resulted in a prepayment of a portion of the Vesper Debt. Following this prepayment, the total Vesper Debt was the equivalent of approximately US$66.3 million and BCI's exposure under the Vesper Guarantees was approximately US$20.8 million. BCI's guarantee exposure will fluctuate if there are further reductions in the Vesper Debt based on the value of the Brazilian real relative to the US dollar at the time of such reductions, subject to the cap of US$32.3 million.

                  Twenty five percent of the Vesper Debt is due in November 2004 and the remaining seventy five percent is due in November 2005. The Vesper Guarantees can be called if:

                  a) The Vespers default in the repayment of the principal amount of the loans at maturity or upon early acceleration; or

                  b)     In the event BCI is dissolved or liquidated.

                  To the extent that BCI is required to pay the Vesper Guarantees, it will become a creditor of the Vespers.

          b) Comcel is currently involved in litigation whereby plaintiffs are claiming damages of approximately US$70 million relating to the provision by Comcel of long-distance services through voice-over internet protocol (VOIP) between December 1998 and September 1999. Comcel is currently appealing the initial finding that it improperly provided VOIP services. It is not expected that there will be a hearing of this appeal before the second half of 2003, and any decision on this appeal is itself subject to further appeal. Comcel's Colombian counsel believes that, even if unsuccessful in this appeal process, the damage allegations will be subject to defenses on the merits and that substantially all of the claims lack a sufficient evidentiary basis.

                  BCI has agreed to indemnify Comcel and its affiliates for the initial US$5 million of damages and for any damages Comcel may suffer in excess of US$7.5 million. Comcel is responsible for any damages incurred in excess of US$5 million and up to US$7.5 million.

25.               Commitments and contingencies (cont'd)

          c) On April 29, 2002, BCI announced that a lawsuit had been filed with the Court by certain former holders of BCI's $250 million 6.75% convertible unsecured subordinated debentures. The plaintiffs seek damages from BCI and its directors and BCE up to an amount of $250 million in connection with the settlement, on February 15, 2002, of the debentures through the issuance of common shares, in accordance with BCI's Recapitalization Plan. In accordance with an agreement reached among the parties to this lawsuit, the Court has ordered that this lawsuit be certified as a class action within the meaning of applicable legislation. The certification order does not constitute a decision on the merits of the class action, and BCI continues to be of the view that the allegations contained in the lawsuit are without merit and intends to vigorously defend its position. As part of the agreement among the parties, the plaintiffs in the class action have abandoned their claim for punitive damages (the statement of claim originating the lawsuit sought $30 million in punitive damages). The plaintiffs have also agreed to the dismissal of the class action against BMO Nesbitt Burns Inc., one of the original defendants in the proceeding.

         d) On September 27, 2002 a lawsuit was filed with the Court by a BCI common shareholder. The Plaintiff is seeking the Court's approval to proceed by way of class action on behalf of all persons who owned BCI common shares on December 3, 2001. The lawsuit seeks $1 billion in damages from BCI and BCE, in connection with the issuance of BCI common shares on February 15, 2002 pursuant to the Recapitalization Plan and the implementation of the Plan of Arrangement.

                  BCI is of the view that the allegations contained in the lawsuit are without merit and intends to take all appropriate actions, including contesting the certification of the lawsuit as a class action, to vigorously defend its position.

         e) La Caisse de depot et placement du Quebec ("CDP") which, as at December 21, 2001, held in the aggregate approximately $141 million of BCI's 6.50% and 6.75% convertible unsecured subordinated debentures, has threatened to institute legal proceedings or otherwise pursue its claims against BCI, in connection with its allegations that the Recapitalization Plan resulted in inequitable treatment of debenture holders as compared with the holders of common shares. On October 18, 2002, a Notice of Appearance was filed with the Court requesting that all documents produced in connection with the Plan of Arrangement be served upon CDP.

                  BCI believes the allegations are without merit. In the event that litigation is commenced or the claims asserted by other means, BCI intends to take all appropriate actions to vigorously defend its position.

                  The Corporation is unable to ascertain the ultimate amount of monetary liability or financial impact of this matter and therefore cannot determine whether this threatened legal proceeding has a material adverse impact on the consolidated financial position or results of operations of the Corporation.

         f) At December 31, 2002, the Corporation is committed in the aggregate amount of $912,000 under the terms of operating leases with various expiration dates for the rental of premises and equipment.

                  Annual lease payments in 2002 amounted to $1,029,000 (2001 - $17,369,000, 2000 - $20,299,000). Future payments will be as follows:

        2003             2004              2005           2006           2007
   --------------   ------------     ------------    -------------    ----------
   $         912    $          -     $         -     $          -    $         -

26.       Related party transactions

        In the normal course of business, the Corporation had transactions which were measured at exchange amounts with BCE, its affiliated companies and associated companies as follows:

                                                   2002            2001           2000
                                                ---------        ---------      ---------
BCE and affiliated companies: (1)
Purchase of goods and services                  $       -         $     81      $  1,226
Purchase of fixed assets                                -                -         9,135
Selling, general and administrative expenses        1,123            1,509         1,822
Interest income                                        88              148           468
Other interest expense                              1,034            2,253        19,645
Associated companies: (2)
Interest on convertible debentures               $      -         $      -      $  2,620

(1) Affiliated companies are companies under the common control of the Corporation's ultimate parent company.
(2) Associated companies are companies where the Corporation or the Corporation's ultimate parent company exercises significant influence.

27.      Segmented information

         As of December 31, 2001, the Corporation's continuing operations were in only one operating segment: Brazil Mobile, which was comprised of four cellular companies in Brazil.

28.      Financial instruments

         a)       CURRENCY RISK
                  The Corporation is exposed to market risks from changes in foreign currency rates. From time to time, the Corporation enters into foreign currency contracts to mitigate this risk. (See Note 7)

                  The Corporation does not trade derivative financial instruments.

         b)       CREDIT RISK
                  The Corporation's financial assets that are exposed to credit risk consist primarily of temporary investments. Credit risk is minimized substantially by ensuring that these financial assets are invested in commercial paper and corporate bonds with investment grade credit rating.

                  Financial instruments which potentially subject the Corporation to concentration of credit risk consist principally of accounts receivable from customers and distributors. The Corporation's customers from former continuing operations were located in Brazil. The ability of the customers to pay their debts depended, in part, upon the general condition of the Brazilian economy. Generally, the Corporation did not require collateral or other security to support receivables.

         c)       FAIR VALUE OF FINANCIAL INSTRUMENTS
                  As at December 31, 2002 the Corporation's financial instruments were comprised of cash and cash equivalents, temporary investments, notes receivable, accounts receivable, the FX Option, accounts payable and accrued liabilities and long-term debt.

                  Fair values approximate amounts at which financial instruments could be exchanged for instruments of similar risk, principal and remaining features. Fair values are based on estimates using present value and other valuation techniques which are significantly affected by assumptions concerning future cash flows and discount rates and should not be interpreted as being realizable in an immediate settlement of the instruments.


                 Estimated fair value of the Corporation's financial instruments, where the fair value differs from the carrying amounts in the financial statements as at December 31, 2002 and 2001, are as follows:


                                                          2002                                   2001
                                            ---------------------------------      ---------------------------------
                                              Carrying           Estimated           Carrying           Estimated
                                               value            fair value            value            fair value
                                            -------------      --------------      -------------      --------------
               Long-term debt               $    160,000       $    161,600        $  2,201,253       $  2,094,261
                                            -------------      --------------      -------------      --------------
               Temporary investments
               (see Note 3)                 $    146,488       $    148,000        $          -       $          -
                                            =============      ==============      =============      ==============

                 The carrying amounts of cash and cash equivalents, notes receivable, accounts receivable, the FX Option, short-term loan facilities, notes payable and accounts payable, in the consolidated balance sheets, approximate their estimated fair values.

         d)      INTEREST RATE RISK
                 The Corporation is exposed to interest rate risk from changes in the general level of interest rates on its fixed-rate long-term debt and does not currently hold any financial instruments that mitigate this risk.

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures

         These consolidated financial statements are prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP. While the information presented below is not a comprehensive summary of all differences between Canadian and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated net earnings and shareholders' equity of the Corporation.

         The reconciliation of net earning (loss) and shareholder's equity for the years ended December 31, 2001 and 2000 and for 181 days ended June 30, 2002 were prepared on the going concern basis of accounting, which contemplated realization of assets and satisfaction of liabilities in the normal course of operations. As a result of the adoption of the Plan of Arrangement (see Note 1), the Corporation adopted the liquidation basis of accounting under US GAAP effective July 1, 2002. This basis of accounting is considered appropriate when, amongst other things, steps are underway to liquidate the Corporation and the net realizable value of assets is reasonably determinable. Under US GAAP, a consolidated statement of net assets is presented as at December 31, 2002 and a statement of changes in net assets is presented for the 184 days ended December 31, 2002. Under Canadian GAAP, a consolidated balance sheet is presented as at December 31, 2002 and statement of earnings is presented for the year ended December 31, 2002.

         Under US GAAP, the consolidated statement of net assets includes Canbras, accounted for on a consolidated basis, and Axtel, using the equity basis accounting (see Note 29 t)). Under Canadian GAAP, Canbras and Axtel have been accounted for as long term investments recorded at the lower of carrying value and net realizable value.

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

        FOR THE 184 DAYS ENDED DECEMBER 31, 2002

        CONSOLIDATED STATEMENT OF OPERATIONS
        PERIOD FROM JULY 1, 2002 TO DECEMBER 31, 2002

        Revenues                                               $     27,908

        Cost of Sales                                                 7,303
        Selling, general and administrative expenses                 21,517
        Depreciation and amortization                                12,848
                                                              -----------------

        Operating loss                                              (13,760)

        Equity in net loss of a joint venture investee              (14,431)
        Foreign exchange gain                                        12,918
        Loss on investments                                          (4,036)
        Interest expense                                            (12,851)
        Other                                                        12,989
                                                              -----------------

        Loss before non-controlling interest                        (19,171)

        Non-controlling interest                                       (136)
                                                              -----------------
        Net loss                                                $   (19,307)
                                                              =================

        CONSOLIDATED STATEMENT OF CHANGES IN NET ASSETS
        PERIOD FROM JULY 1, 2002 TO DECEMBER 31, 2002

        Net assets under Plan of Arrangement as of July 1, 2002       $  332,847

         Net loss                                                       (19,307)
         Estimated costs to carry out Plan of Arrangement  e)           (42,500)
         Write-down of assets to liquidation basis  f)                  (49,612)
                                                                     -----------

        Net assets under Plan of Arrangement as of December 31, 2002  $  221,428
                                                                     ===========

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

   CONSOLIDATED STATEMENT OF NET ASSETS
   AS AT DECEMBER 31, 2002

   Current assets

   Cash and cash equivalents                                    $     12,245
   Temporary investments                                             146,488
   Notes receivable                                                  268,532
   Accounts receivable                                                 3,372
   Inventory                                                             300
   Prepaid expenses and other current assets                           4,192
                                                                ----------------
                                                                     435,129

   Fixed assets, net     a)                                          111,422
   Licenses, net           b)                                         46,374
   Deferred charges    c)                                             15,268
   Investment, at equity                                                 569
                                                                ----------------
      Total assets                                               $   608,762

   Current liabilities
   Accounts payable and accrued liabilities                     $     43,383
   Long-term debt due within one year    d)                           14,593
                                                                ----------------
                                                                      57,976

   Long-term debt     d)                                             174,578
   Reserve for estimated costs during liquidation period   e)         42,500
   Non-controlling interest                                           62,668
                                                                ----------------
      Total liabilities                                              337,722

                                                                ----------------
   Net assets before write-down                                      271,040

   Less: Excess of historical cost over net realizable value
   of Axtel and Canbras      f)                                        49,612

                                                                ----------------
   Net assets                                                    $   221,428
                                                                ================

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

         FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2002
         AND FOR 181 DAYS ENDED JUNE 30, 2002

         All material differences between Canadian GAAP and US GAAP and the effect on net loss and shareholders' equity are presented in the following table with an explanation of the adjustments.

RECONCILIATION OF NET EARNINGS (LOSS):

                                                                                 Years ended December 31,
                                                                           ------------------------------------
                                                        181 days ended
                                                        June 30, 2002            2001                 2000
                                                       -----------------   ----------------    ----------------
Net earnings (loss) applicable to common
shares reported under Canadian GAAP (v)                $    105,707        $    (333,591)       $    156,003
US GAAP adjustments for:
Pre-operating expenses (h)                                   330                 2,252                (9,398)
Amortization of license (j)                                  -                   1,144                3,596
Capitalized foreign exchange losses (k)                      -                   (1,755)              (4,120)
Convertible debenture issue costs (l)                        (387)               (3,000)              (3,008)
Gain on sale (o)                                             172,242             115,916              (41,749)
Income taxes (p)                                             -                   -                    (34,518)
Goodwill impairment charge (q)                               (732,431)           -                    -
Other                                                        279                 (1,245)              (13,217)
Net earnings (loss) applicable to common               ----------------    ---------------     ----------------
shares under US GAAP                                    $    (454,260)      $    (220,279)       $    53,589
Net earnings (loss) per share under US GAAP -          ===============     ===============     ================
Basic (r)                                               $    (15.03)        $    (334.26)        $    81.44
Net earnings (loss) per share under US GAAP -          ===============     ================    ================
Diluted (r)                                             $    (15.03)        $    (334.26)        $    80.95
                                                       ==============      ================    ================
RECONCILIATION OF SHAREHOLDERS' EQUITY:
                                                                                 Years ended December 31,
                                                                          ------------------------------------
                                                        181 days ended
                                                        June 30, 2002            2001                 2000
                                                       -----------------   ----------------    ----------------
Shareholders' equity reported under Canadian
GAAP                                                    $    332,847        $    338,518         $    446,783
US GAAP adjustments for:
Deferred handset subsidy costs (g)                           -                   4,098                6,577
Pre-operating expenses (h)                                   -                   (5,925)              (61,365)
Additional non-controlling interest losses (i)               -                   (50,983)             (50,983)
Amortization of license (j)                                  -                   (21,250)             (22,394)
Capitalized foreign exchange losses (k)                      -                   (11,200)             (9,445)
Convertible debenture issue costs (l)                        -                   387                  3,387
Dilution gain (m)                                            -                   (74,734)             (74,734)
Convertible debentures (n)                                   -                   (436,826)            (425,558)
Other                                                        -                   (12,856)             (16,949)
                                                       -----------------   ----------------    ----------------
Shareholders' equity under US GAAP                      $    332,847        $    (270,771)       $    (204,681)
                                                       ==============      ================    ================

N o t e s    t o    t h e    C o n s o l i d a t e d    F i n a n c i a l
S t a t e m e n t s

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

         Explanation of differences and other supplemental US GAAP disclosures:
         a)  FIXED ASSETS

                                                                             Accumulated
                                                                             depreciation/      Net book
                                                                Cost         amortization         value
                                                             ------------    -------------     ------------
             Network equipment                                $  136,505      $  48,863         $  87,642
             Network equipment under construction                  5,307          1,931             3,376
             Other Equipment                                      26,064          6,043            20,021
             Leasehold improvements                                1,282            899               383
                                                             ------------    -------------     ------------
                                                              $  169,158      $  57,736          $111,422
                                                             ============    =============     ============
         b)  LICENSES


                                                                             Accumulated        Net book
                                                                Cost         amortization         value
                                                             ------------    -------------     ------------


             Licenses                                         $   56,444     $    10,070        $  46,374
                                                             ------------    -------------     ------------
                                                              $   56,444     $    10,070        $  46,374
                                                             ============    =============     ============
         c)  DEFERRED CHARGES
             Pre-maturity costs                                                                $     8,048
             Deferred financing costs                                                               2,641
             Other costs                                                                            4,579
                                                                                               ------------
                                                                                               $   15,268
                                                                                               ============
         d)  LONG-TERM DEBT Canbras:
             Floating rate note facility, bearing interest at LIBOR
             plus  4.50% to LIBOR plus 7.50%, due in 2007                                      $   29,171
                                                                                               ------------
                                                                                                   29,171
                                                                                               ------------
             BCI:
                11.0% senior unsecured notes, redeemable at the option of
               the issuer, repayable in 2004                                                      160,000
                                                                                               ------------
                                                                                                  160,000
                                                                                               ------------
                                                                                                  189,171
                                                                                               ------------
                Less: due within one year                                                          14,593
                                                                                               ------------
                                                                                               $ 174,578
                                                                                               ============


         Estimated principal repayments of long-term debt outstanding at December 31, 2002 over the next five years are as follows:

                       2003                  2004                 2005                2006               2007
                  ---------------        -------------        -------------       -------------       ------------
                  $    14,593            $   174,578          $         -         $         -         $         -
                  ===============        =============        =============       =============       ============

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

         e)   LIQUIDATION COSTS
              Under US GAAP costs to effect a liquidation are accrued at the time liquidation basis accounting becomes appropriate, whereas under Canadian GAAP liquidation costs are expensed as incurred.

         f)   WRITE-DOWN
              In order to convert assets at estimated net realizable value under liquidation basis of accounting, the Corporation recorded a provision to adjust its assets to net realizable value during the period from July 1, 2002 to December 31, 2002.

         g)   DEFERRED HANDSET SUBSIDY COSTS
              Until January 1, 2000, the excess of cost over the selling price of handsets was deferred and amortized over the initial contract terms. Under US GAAP, such costs are treated as period costs.

         h)   PRE-OPERATING EXPENSES
              Certain pre-operating expenses have been capitalized whereas, under US GAAP, these costs are expensed as incurred.

         i)   ADDITIONAL  NON-CONTROLLING INTEREST LOSSES
              Under US GAAP, the cessation of loss allocation to the Comcel non-controlling shareholders occurred effective at the beginning of 1999.

         j)   AMORTIZATION OF License
              Until January 31, 1997 Comcel's license was amortized using the units of activation method. Under US GAAP, the license was amortized using the straight-line method over a period of 10 years. Effective February 1, 1997, the license has been amortized on a straight-line basis over 17 years under both Canadian and US GAAP.

         k)   CAPITALIZED FOREIGN EXCHANGE LOSSES
              Foreign exchange losses incurred during the pre-operating period have been capitalized whereas under US GAAP foreign exchange gains or losses are not subject to capitalization. Consequently, the amounts capitalized and the related amortization under Canadian GAAP have been reversed and treated as a period expense for US GAAP purposes.

         l)   CONVERTIBLE DEBENTURE ISSUE COSTS
              Issue costs related to the convertible debentures are charged to retained earnings. Under US GAAP, these costs are amortized on a straight-line basis over the term of the convertible debentures.

         m)   DILUTION GAIN
              Under US GAAP, any transfer of property between entities under common control is to be measured at the carrying amount of the items transferred. As a result, the dilution gain recorded by the Corporation during 1998 relating to the transfer of the Corporation's interest in Occel to Comcel was reversed for US GAAP purposes.

         n)   CONVERTIBLE DEBENTURES
              The convertible debentures are treated as equity. For US GAAP purposes the convertible debentures are classified as debt. As of February 15, 2002, the convertible debentures were settled by issuance of common shares.

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

         o)   GAIN ON SALE
              Under US GAAP, the gain on sale of investments is different from that under Canadian GAAP as a result of US GAAP differences in the underlying equity value of investments disposed of.

         p)   INCOME TAXES
              On January 1, 2000 the Corporation adopted the recommendation of CICA section 3465 "Income taxes". The recommendations of Section 3465 are similar to the provisions of Statement of Financial Accounting Standards ("SFAS") No. 109 "Accounting for Income Taxes" issued by the Financial Accounting Standards Board ("FASB"). Effective January 1, 2000 accounting recommendations under Canadian GAAP are consistent, in all material respects, with US GAAP.

         q)   GOODWILL IMPAIRMENT
              Under US GAAP the initial goodwill impairment charge resulting from the transitional provisions is charged to the statement of operations recorded as cumulative effect of accounting change. Under Canadian GAAP the charge is recorded as an adjustment to opening retained earnings.

         r)   EARNINGS PER SHARE

              The following table sets forth the computation of basic and diluted earnings (loss) per share:

                                                          181 days ended
                                                           June 30, 2002              2001                 2000
                                                          -----------------     -----------------    -----------------
                 Numerator:
                 Numerator for basic earnings (loss)per
                  share - net earnings (loss)
                  applicable to common shares             $     (454,260)        $    (220,279)       $      53,589
                                                          ---------------       ---------------      --------------
                 Denominator (in thousands):
                 Denominator for basic earnings (loss)
                  per share-weighted-average number
                  shares                                          30,219                   659                  658
                                                          --------------        --------------       --------------
                 Effect of dilutive securities:
                 Employee stock options                                -                     -                    4
                                                          --------------        --------------       --------------
                 Denominator for diluted earnings
                  (loss) per share-adjusted weighted-average number of shares
                  and
                  assumed conversions                             30,219                  659                   662
                                                          ===============       ==============        ==============
                 Basic earnings (loss) per share          $       (15.03)        $    (334.26)         $      81.44
                                                          ===============       ==============        ==============
                 Diluted earnings (loss) per share        $       (15.03)        $    (334.26)         $      80.95
                                                          ===============       ==============        ==============

              For the years ended December 31, 2002 and 2001, the Corporation excluded potential common shares equivalents from the loss per share calculation as they were considered anti-dilutive.

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

              The following table sets forth the computation of basic and diluted loss per share from continuing operations:

                                                81 days ended
                                                June 30, 2002           2001                 2000
Numerator:                                   ------------------  ------------------    -------------------
Numerator for basic and diluted
earnings (loss) per share - net
earnings (loss) from continuing
operations applicable to common
shares                                        $   (1,263,018)     $    (555,793)      $      (258,597)
Denominator (in thousands):                   ================   =================     ===================
Denominator for basic and diluted
earnings (loss) per share-weighted-
average number of shares                              30,219                 659                  658
Basic and diluted earnings (loss) from        ================   =================     ===================
continuing operations per share
                                              $       (41.80)     $     (843.39)       $       (393.00)
                                             ================   =================     ===================

              For the years ended December 31, 2002, 2001 and 2000, the Corporation excluded potential common shares equivalents from loss per share from continuing operations calculation as they were anti-dilutive.

         s)   FAIR VALUE OF STOCK OPTIONS
              The fair value of each option is estimated at the date of grant using the Black-Scholes option pricing model regarding the 1997 Plan and the ultimate parent Company's plan and using a binomial option pricing model for the 2000 Plan. The following assumptions were used for grants, for the respective Stock Option Plans:

                                                                  2002               2001               2000
                                                              -------------       ------------      -------------
              Dividend yield
                Corporation - 1997 plan                            -                   -                 -
                 Corporation - 2000 plan                           -                   -                 -
                Ultimate parent company                            -                   -                 -

              Expected volatility
                Corporation - 1997 plan                            -                   -               58.4%
                 Corporation - 2000 plan                           -                   -               67.1%
                Ultimate parent company                            -                   -                 -

              Risk-free interest rates
                Corporation - 1997 plan                            -                   -                6.3%
                 Corporation - 2000 plan                           -                   -                6.6%
                Ultimate parent company                            -                   -                 -

              Expected life
                Corporation -  1997 plan                           -                   -             7.8 years
                 Corporation - 2000 plan                           -                   -             4.1 years
                Ultimate parent company                            -                   -                 -

29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

              The Corporation applied US Accounting Principles Board ("APB") 25 and related interpretations in accounting for its stock-based compensation plans. No compensation expense was charged against income in 2002, 2001 and 2000. Stock options and other stock-based awards of the Corporation's parent company granted to executives of the Corporation have also been considered in the determination of stock-based compensation. Had costs for the stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with SFAS 123, the Corporation's pro-forma net loss and loss per share would have been as follows:

                                                            181 days ended
                                                            June 30, 2002          2001                 2000
                                                           -----------------    ------------      -----------------
              Net earnings (loss) applicable to common
              shares under US GAAP
                    As reported                             $ (442,272)         $ (220,279)        $    53,589
                    Total stock-based compensation
                    expense determined under the fair
                    value based method                          (3,075)             (9,354)            (10,166)
                                                            ------------        -----------        --------------
                    Pro-forma                                 (445,347)           (229,633)             43,423
                                                            ============        ===========        ==============

              Earnings (loss) per share basic and diluted
                    under US GAAP
                    As reported                                                    (334.26)              81.44
                    Pro-forma                                                      (348.46)              65.99

              Weighted-average fair value per option of
              options granted by the
                    Corporation - 1997 plan                          -                   -               28.20
                    Corporation - 2000 plan                          -                   -                9.70
                    Ultimate parent company                          -                   -                   -

         t)   PROPORTIONATE CONSOLIDATION
              The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, joint ventures which are less than majority-owned but over which the Corporation exercises significant influence would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at and for the years ended December 31, 2001 and 2000 respectively. In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Corporation has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

         u)   COMPREHENSIVE INCOME
              The following table represents comprehensive income in accordance with SFAS 130 "Reporting Comprehensive Income":

                                                                   181 days
                                                                  ended June
                                                                   30, 2002              2001              2000
                                                                ---------------    ---------------    ---------------
               Net earnings (loss) applicable to common
               shares under US GAAP                             $   (442,272)      $    (220,279)     $     53,589
               Other comprehensive income:
                    Foreign currency translation
                    adjustment, net of tax                           135,708               9,036            (9,400)
                                                                ---------------    --------------     ---------------
               Comprehensive (loss) income                      $   (306,564)      $    (211,243)     $     44,189
                                                                =============      ==============     ===============


29. Summary of differences between generally accepted accounting principles in Canada and the United States ("US") and other supplementary US GAAP disclosures (cont'd)

        v)    CONSOLIDATED STATEMENT OF EARNINGS UNDER CANADIAN GAAP FOR
              181 DAYS ENDED JUNE 30, 2002.
                                                                  181 days ended
                                                                   June 30, 2002

                Revenues                                           $    231,639

                Cost of sales                                           101,472
                Selling, general and administrative expenses             69,359
                Depreciation and amortization                            72,786
                                                                  --------------
                Operating loss from continuing operations               (11,978)

                Foreign exchange loss                                   (79,186)
                Interest expense                                       (111,698)
                Loss on investments                                    (336,563)
                Other expense                                              (531)
                                                                  --------------
                Loss from continuing operations before
                Non-controlling interest                               (539,956)

                Non-controlling interest                                  5,274
                                                                  --------------
                Net loss from continuing operations                    (534,682)
                Discontinued operations                                 643,622
                                                                  --------------
                Net earnings                                            108,940
                Interest on convertible debentures                       (3,233)
                                                                  --------------
                Net earnings applicable to common                  $    105,707
                                                                  ==============

         w)   RECENT PRONOUNCEMENTS

              In August 2001, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations", which applies to financial statements for fiscal years beginning after June 15, 2002. The standard covers how to recognize and remeasure obligations associated with the retirement of tangible long-lived assets. The Corporation does not believe that SFAS No. 143 will have any material impact on its results of operations or statement of net assets under US GAAP.

              In November 2002, the FASB issued Interpretation (FIN) No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others", which requires companies that act as guarantors to disclose information in their financial statements about their obligations under certain guarantees. FIN No. 45 defines a guarantee and also requires guarantors to recognize a liability for the fair value of the guarantee obligation.

              The disclosure requirements of FIN No. 45 apply to financial statements for periods ending after December 15, 2002 and have been applied to these consolidated financial statements. The recognition requirements of FIN No. 45 apply to guarantees made or changed after December 31, 2002.

30.      Comparative figures


         Certain comparative figures have been reclassified in order to conform with the presentation adopted in 2002.

31.      Subsequent events

         a) On March 3, 2003, BCI received the payment of the remaining balance of US$170 million due under the AMX Note. These proceeds represent the final payment on the sale of BCI's interest in Telecom Americas on July 24, 2002. Upon the exercise of the FX Option on March 4, 2003, the Corporation received net proceeds of approximately $264,010,000.

         b) Effective January 1, 2003, BCI's equity interest in Axtel increased from 27.7% to 30.0% for no consideration upon the automatic exercise of an option granted to BCI at the time of the incorporation of Axtel.

                  On March 27, 2003, BCI announced that Axtel is proceeding with a series of transactions pursuant to which Axtel's debt will be reduced by US$400 million. These restructuring transactions include a capital call on shareholders in which BCI is not participating.

                  In connection with the restructuring, which also includes a settlement of all obligations under a BCI service agreement with Axtel, BCI will receive at closing approximately US$2.7 million in cash and two non-interest bearing notes, one in the amount of approximately US$3.5 million payable in instalments on June 30, September 30 and December 31, 2002, and the other in the amount of approximately US$9.4 million payable in the second quarter of 2006.

                  BCI's equity ownership in Axtel will decline from 30.0% to 1.5% on a fully diluted basis.